UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           U. S. Energy Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902951102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Frederick H. Fogel, Esq.
                            Silver Point Capital L.P.
--------------------------------------------------------------------------------
                        Two Greenwich Plaza, First Floor
                          Greenwich, Connecticut 06830
                                 (203) 542-4208

                                 with a copy to:

                            L. Byron Vance, III, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 407-0700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 6, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. |_| The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
================================================================================

                                 (Page 1 of 20)

CUSIP No. 902951102                   SCHEDULE 13D                (Page 2 of 20)



         1.   Names of Reporting Persons

              Silver Point Capital Management, L.L.C.
              ------------------------------------------------------------------
              I.R.S. Identifications Nos. of above persons (entities only)

              22-3849636
              ------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
                  (a)      |_|
                  (b)      |_|
              ------------------------------------------------------------------

         3.   SEC Use Only _____________________________________________________

              ------------------------------------------------------------------
         4.   Source of Funds

              OO
              ------------------------------------------------------------------
         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e) |_|
              ------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              Delaware
              ------------------------------------------------------------------

Number of         7.      Sole Voting Power
Shares
Beneficially              0 shares
Owned by Each             ------------------------------------------------------
Reporting         8.      Shared Voting Power
Person With
                          4,488,780 shares
                          ------------------------------------------------------
                  9.      Sole Dispositive Power

                          0 shares
                          ------------------------------------------------------
                  10.     Shared Dispositive Power

                          4,488,780 shares
                          ------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,488,780 shares
              ------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|
              ------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  20.5%**
              ------------------------------------------------------------------
         14.      Type of Reporting Person

                  CO
              ------------------------------------------------------------------

--------------

** The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D                (Page 3 of 20)

         1.   Names of Reporting Persons

              Edward A. Mule
              ------------------------------------------------------------------
              I.R.S. Identifications Nos. of above persons (entities only)

              ------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
              (a)    |_|
              (b)    |_|
              ------------------------------------------------------------------

         3.   SEC Use Only _________________________________________________

              ------------------------------------------------------------------
         4.   Source of Funds

              OO
              ------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

              ------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              United States
              ------------------------------------------------------------------

Number of         7.      Sole Voting Power
Shares
Beneficially              0 shares
Owned by Each             ------------------------------------------------------
Reporting         8.      Shared Voting Power
Person With
                          4,488,780 shares
                         ------------------------------------------------------
                  9.      Sole Dispositive Power

                          0 shares
                          ------------------------------------------------------
                  10.     Shared Dispositive Power

                          4,488,780 shares
                          ------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,488,780 shares
              ------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|

              ------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  20.5%**
              ------------------------------------------------------------------
         14.      Type of Reporting Person

                  IN
              ------------------------------------------------------------------

--------------
** The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D                (Page 4 of 20)


         1.   Names of Reporting Persons

              Robert J. O'Shea
              ------------------------------------------------------------------
              I.R.S. Identifications Nos. of above persons (entities only)

              ------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
              (a)   |_|
              (b)   |_|
              ------------------------------------------------------------------

         3.   SEC Use Only _________________________________________________

              ------------------------------------------------------------------
         4.   Source of Funds

              OO
              ------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

              ------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              United States
              ------------------------------------------------------------------

Number of         7.      Sole Voting Power
Shares
Beneficially              0 shares
Owned by Each             ------------------------------------------------------
Reporting         8.      Shared Voting Power
Person With
                          4,488,780 shares
                         ------------------------------------------------------
                  9.      Sole Dispositive Power

                          0 shares
                          ------------------------------------------------------
                  10.     Shared Dispositive Power

                          4,488,780 shares
                          ------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,488,780 shares
              ------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares  |_|

              ------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  20.5%**
              ------------------------------------------------------------------
         14.      Type of Reporting Person

                  IN
              ------------------------------------------------------------------

--------------
** The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D                (Page 5 of 20)



         1.   Names of Reporting Persons

              Silver Point Capital, L.P.
              ------------------------------------------------------------------
              I.R.S. Identifications Nos. of above persons (entities only)

              22-3849636
              ------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
              (a)      |_|
              (b)      |_|
              ------------------------------------------------------------------

         3.   SEC Use Only _____________________________________________________

              ------------------------------------------------------------------
         4.   Source of Funds

              OO
              ------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

              ------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              Delaware
              ------------------------------------------------------------------
Number of         7.      Sole Voting Power
Shares
Beneficially              0 shares
Owned by Each             ------------------------------------------------------
Reporting         8.      Shared Voting Power
Person With
                          3,366,585 shares
                          ------------------------------------------------------
                  9.      Sole Dispositive Power

                          0 shares
                          ------------------------------------------------------
                  10.     Shared Dispositive Power

                          3,366,585 shares
                          ------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,366,585 shares
              ------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excluded Certain
                  Shares |_|

              ------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  16.2%**
              ------------------------------------------------------------------
         14.      Type of Reporting Person

                  CO
              ------------------------------------------------------------------

--------------

** The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D                (Page 6 of 20)

         1.   Names of Reporting Persons

              Silver Point Capital Fund, L.P.
              ------------------------------------------------------------------
              I.R.S. Identifications Nos. of above persons (entities only)

              ------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
              (a)      |_|
              (b)      |_|
              -----------------------------------------------------------------

         3.   SEC Use Only _____________________________________________________

              -----------------------------------------------------------------
         4.   Source of Funds

              OO
              -----------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

              -----------------------------------------------------------------
         6.   Citizenship or Place of Organization

              Delaware
              ------------------------------------------------------------------
Number of         7.      Sole Voting Power
Shares
Beneficially              0 shares
Owned by Each             ------------------------------------------------------
Reporting         8.      Shared Voting Power
Person With
                          3,366,585 shares
                          ------------------------------------------------------
                  9.      Sole Dispositive Power

                          0 shares
                          ------------------------------------------------------
                  10.     Shared Dispositive Power

                          3,366,585 shares
                          ------------------------------------------------------

         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              3,366,585 shares
              ------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excluded Certain
              Shares |_|

              ------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              16.2%**
              ------------------------------------------------------------------
         14.  Type of Reporting Person

              CO
              ------------------------------------------------------------------

--------------

** The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D                (Page 7 of 20)


         1.   Names of Reporting Persons

              SPCP Group, L.L.C.
              ------------------------------------------------------------------
              I.R.S. Identifications Nos. of above persons (entities only)

              ------------------------------------------------------------------
         2    Check the Appropriate Box if a Member of a Group
              (a)      |_|
              (b)      |_|
              ------------------------------------------------------------------

         3.   SEC Use Only _____________________________________________________

              ------------------------------------------------------------------
         4.   Source of Funds

              OO
              ------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

              ------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              Delaware
              ------------------------------------------------------------------
Number of         7.      Sole Voting Power
Shares
Beneficially              0 shares
Owned by Each             ------------------------------------------------------
Reporting         8.      Shared Voting Power
Person With
                           3,366,585 shares
                          ------------------------------------------------------
                  9.      Sole Dispositive Power

                          0 shares
                          ------------------------------------------------------
                  10.     Shared Dispositive Power

                          3,366,585 shares
                          ------------------------------------------------------

         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              3,366,585 shares
              ------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excluded Certain
              Shares |_|

              ------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              16.2%**
              ------------------------------------------------------------------
         14.  Type of Reporting Person

              CO
              ------------------------------------------------------------------

--------------
** The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D                (Page 8 of 20)


         1.   Names of Reporting Persons

              SPCP Group III LLC
              ------------------------------------------------------------------
              I.R.S. Identifications Nos. of above persons (entities only)

              ------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group
              (a)      |_|
              (b)      |_|
              ------------------------------------------------------------------

         3.   SEC Use Only _____________________________________________________

              ------------------------------------------------------------------
         4.   Source of Funds

              OO
              ------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

              ------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              Delaware
              ------------------------------------------------------------------
Number of         7.      Sole Voting Power
Shares
Beneficially              0 shares
Owned by Each             ------------------------------------------------------
Reporting         8.      Shared Voting Power
Person With
                          1,122,195 shares
                          ------------------------------------------------------
                   9.     Sole Dispositive Power

                          0 shares
                          ------------------------------------------------------
                  10.     Shared Dispositive Power

                          1,122,195 shares
                          ------------------------------------------------------

         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              1,122,195 shares
              ------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excluded Certain
              Shares |_|

              ------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              6.1%**
              ------------------------------------------------------------------
         14.  Type of Reporting Person

              CO
              ------------------------------------------------------------------

--------------
** The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D                (Page 9 of 20)


Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of U.S. Energy Systems, Inc., a Delaware corporation ("USEY"). The address of USEY's principal executive office is 545 Madison Avenue, New York, New York 10022.

Item 2.  Identity and Background.

         (a) This Schedule 13D is being jointly filed by Silver Point Capital Management, L.L.C., a Delaware limited liability company ("Management"), Mr. Edward A. Mule, Mr. Robert J. O'Shea, Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Fund, L.P., a Delaware limited partnership ("SPC Fund"), SPCP Group, L.L.C., a Delaware limited liability company, ("SPCP Group"), and SPCP Group III LLC, a Delaware limited liability company ("SPCP Group III" and together with SPCP Group, the "Holders") with respect to the ownership of the shares of Common Stock issuable upon exercise of warrants issued by USEY to the Holders.

         SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group and SPCP Group III. Management, Silver Point, SPC Fund, SPCP Group, SPCP Group III and Messrs. Mule and O'Shea are hereinafter sometimes collectively referred to as the "Reporting Persons." The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, dated November 16, 2006, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

         (b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

         (c) The principal business of Management is serving as the general partner of Silver Point. The principal business of Messrs. Mule and O'Shea is serving as members of Management and managing other affiliated entities, (including Silver Point). The principal business of Silver Point is serving as an investment manager for investment funds (including SPC Fund). The principal business of SPCP Fund, SPCP Group and SPCP Group III is acquiring, holding, managing and disposing of investments.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Management is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen. Each of SPC Fund and Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of SPCP Group and SPCP Group III is a limited liability company organized under the laws of the State of Delaware.

CUSIP No. 902951102                   SCHEDULE 13D               (Page 10 of 20)


Item 3.  Source and Amount of Funds or Other Consideration.

         On August 7, 2006, USEY entered into a Credit Agreement (the "Credit Agreement") by and between USEY, U.S. Energy Overseas Investments LLC, Silver Point Finance, LLC, and the Lenders from time to time party thereto pursuant to which USEY received a secured term loan in the amount of $23,335,051. In connection with, and in consideration for, entering into the Credit Agreement and the transactions contemplated thereby, Silver Point affiliates simultaneously entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement"), a copy of which is filed with this Schedule 13D as Exhibit B, by and among USEY, SPCP Group and SPCP Group III pursuant to which USEY issued to the Holders warrants to purchase an aggregate of 4,488,780 shares of Common Stock at a purchase price of $0.01 per share (the "Warrants").

         Capital of SPCP Group and SPCP Group III in the amount of $44,887.80 will be used to purchase the Common Stock issuable upon exercise of the Warrants; provided, however, that the Holders may purchase the Common Stock pursuant to a "cashless exercise" as set forth in the Warrants, in which case, no capital will be required.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Warrants in connection with the commitments made and loans provided under the Credit Agreement. The Warrants were acquired for investment purposes. The Holders have the right to elect to either designate an observer with respect to the board of directors of USEY (the "Board") or designate a nominee to the Board.

         Consistent with the terms of the Credit Agreement, the Reporting Persons have had, and may have in the future, discussions with management of USEY and may make suggestions concerning USEY's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their extension of credit. Each Reporting Person expects that it will, from time to time, review its investment position in USEY and may, depending on market and other conditions, choose to exercise the Warrants to obtain the underlying shares of USEY Common Stock.

         Whether the Reporting Persons exercise the Warrants, purchase any additional securities of USEY, or dispose of any securities of USEY, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of securities of USEY for purchase at particular price levels, USEY's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of management of USEY, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in USEY and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional securities of USEY (by means of open market or privately negotiated purchases) or to dispose of some or all of the securities of USEY held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the securities of USEY. Each Reporting Person may have discussions with the Company or take actions with respect to the covenants and agreements, and any future draw-downs, under the Credit Agreement and related documents with respect to the Credit Agreement, and may waive or fail to waive any covenants and take actions, including calling a default, with respect to its commitments under the Credit Agreement in its sole discretion.

         Except as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of USEY, or the disposition of securities of USEY, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving USEY or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of USEY or any of its subsidiaries, (d) any change in the present Board or management of USEY, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of USEY, (f) any other material change in USEY 's business or corporate structure, (g) changes in USEY 's charter, bylaws or instruments corresponding thereto or other actions which may

CUSIP No. 902951102                   SCHEDULE 13D               (Page 11 of 20)


impede the acquisition of control of USEY by any person, (h) a class of securities of USEY being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of USEY becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. The Reporting Persons, however, expect to evaluate on an ongoing basis USEY 's financial condition, business, operations and prospects, the market price of USEY Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors it deems appropriate. Accordingly, the Reporting Persons reserve the right to change its plans and intentions at any time, as it deems appropriate, subject to relevant legal restrictions.

Item 5.  Interest in Securities of Issuer.

A. Silver Point Capital Management, L.L.C.

         (a)    Aggregate number of shares beneficially owned:        4,488,780

                Percentage: 20.5% The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

         (b)     1. Sole power to vote or direct vote:                        0
                 2. Shared power to vote or direct vote:               4,488,780
                 3. Sole power to dispose or direct the disposition:           0
                 4. Shared power to dispose or direct the disposition: 4,488,780

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group
III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group and SPCP Group III. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e) Not applicable.

B. Edward A. Mule

         (a)    Aggregate number of shares beneficially owned:        4,488,780

                Percentage: 20.5% The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D               (Page 12 of 20)


         (b)    1. Sole power to vote or direct vote:                         0
                2. Shared power to vote or direct vote:               4,488,780
                3. Sole power to dispose or direct the disposition:           0
                4. Shared power to dispose or direct the disposition: 4,488,780

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group
III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group and SPCP Group III. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e)  Not applicable. C. Robert J. O'Shea

         (a)  Aggregate number of shares beneficially owned:          4,488,780

                 Percentage: 20.5% The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

         (b)    1. Sole power to vote or direct vote:                          0
                2. Shared power to vote or direct vote:                4,488,780
                3. Sole power to dispose or direct the disposition:            0
                4. Shared power to dispose or direct the disposition: 4,488,780

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is also the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group
III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group and SPCP Group III. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by

CUSIP No. 902951102                   SCHEDULE 13D               (Page 13 of 20)


SPCP Group and SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e)    Not applicable.

D. Silver Point Capital, L.P.

         (a)    Aggregate number of shares beneficially owned:        3,366,585

                Percentage: 16.2% The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

         (b)    1. Sole power to vote or direct vote:                         0
                2. Shared power to vote or direct vote:               3,366,585
                3. Sole power to dispose or direct the disposition:           0
                4. Shared power to dispose or direct the disposition: 3,366,585

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e)     Not applicable.

E. Silver Point Capital Fund, L.P.

         (a)     Aggregate number of shares beneficially owned:       3,366,585

                 Percentage: 16.2% The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

         (b)     1. Sole power to vote or direct vote:                        0
                 2. Shared power to vote or direct vote:              3,366,585
                 3. Sole power to dispose or direct the disposition:          0
                 4. Shared power to dispose or direct the disposition: 3,366,585

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock.

CUSIP No. 902951102                   SCHEDULE 13D               (Page 14 of 20)


         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e)     Not applicable.

F. SPCP Group, L.L.C.

         (a)     Aggregate number of shares beneficially owned:       3,366,585

                 Percentage: 16.2% The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

         (b)     1. Sole power to vote or direct vote:                        0
                 2. Shared power to vote or direct vote:              3,366,585
                 3. Sole power to dispose or direct the disposition:          0
                 4. Shared power to dispose or direct the disposition: 3,366,585

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock.

         (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e)    Not applicable.

G. SPCP Group III LLC

         (a)    Aggregate number of shares beneficially owned:        1,122,195

                Percentage: 6.1% The calculations of the percentages referred to herein are based on 17,402,303 shares of Common Stock issued and outstanding as of September 29, 2006, which number is the number of share of Common Stock outstanding as of September 29, 2006, the record date for determining stockholders entitled to vote at the USEY annual meeting.

CUSIP No. 902951102                   SCHEDULE 13D               (Page 15 of 20)


         (b)    1. Sole power to vote or direct vote:                         0
                2. Shared power to vote or direct vote:               1,122,195
                3. Sole power to dispose or direct the disposition:           0
                4. Shared power to dispose or direct the disposition: 1,122,195

         (c) On August 7, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 3,366,585 shares and 1,122,195 shares, respectively, in warrants to acquire Common Stock.

         (d) Management is the managing member of SPCP Group III and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group III. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group III. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group III, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Warrant Purchase Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of USEY, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A      Agreement Regarding the Joint Filing of Schedule 13D, dates as of
               November 16, 2006, by and among Silver Point Capital Management,
               L.L.C., Edward A. Mule, Robert J. O'Shea, Silver Point Capital,
               L.P.,. Silver Point Capital Fund, L.P., SPCP Group, L.L.C. and
               SPCP Group III, LLC.

Exhibit B      Warrant Purchase Agreement, dated as of August 7, 2006, by and among USEY, SPCP Group, L.L.C. and SPCP Group III, LLC.

CUSIP No. 902951102                   SCHEDULE 13D               (Page 16 of 20)



                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2006

                        SILVER POINT CAPITAL MANAGEMENT, L.L.C.

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member


                        /s/ Edward A. Mule
                        ---------------------------------
                        Name: Edward A. Mule, individually


                        /s/ Robert J. O'Shea
                        ---------------------------------
                        Name: Robert J. O'Shea, individually


                        SILVER POINT CAPITAL, L.P.
                         By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                             its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member


                        SILVER POINT CAPITAL FUND, L.P.
                          By: SILVER POINT CAPITAL, L.P., its General Partner
                             By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                                  its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member

CUSIP No. 902951102                   SCHEDULE 13D               (Page 17 of 20)



                        SPCP GROUP, L.L.C.
                          By: SILVER POINT CAPITAL FUND, L.P., its Managing
                               Member
                             By: SILVER POINT CAPITAL, L.P., its General Partner
                               By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                                   its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member


                        SPCP GROUP III LLC
                          By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                              its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member

CUSIP No. 902951102                   SCHEDULE 13D               (Page 18 of 20)



                                    Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 16, 2006

                        SILVER POINT CAPITAL MANAGEMENT, L.L.C.

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member


                        /s/ Edward A. Mule
                        ---------------------------------
                        Name: Edward A. Mule, individually


                        /s/ Robert J. O'Shea
                        ---------------------------------
                        Name: Robert J. O'Shea, individually


                        SILVER POINT CAPITAL, L.P.
                         By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                             its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member


                        SILVER POINT CAPITAL FUND, L.P.
                          By: SILVER POINT CAPITAL, L.P., its General Partner
                             By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                                  its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member

CUSIP No. 902951102                   SCHEDULE 13D               (Page 19 of 20)



                        SPCP GROUP, L.L.C.
                          By:  SILVER POINT CAPITAL FUND, L.P., its Managing
                               Member
                             By: SILVER POINT CAPITAL, L.P., its General Partner
                               By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                                   its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member


                        SPCP GROUP III LLC
                          By: SILVER POINT CAPITAL MANAGEMENT, L.L.C.,
                              its General Partner

                        /s/ Edward A. Mule
                        ---------------------------------
                        By:   Edward A. Mule
                        Its:  Managing Member

CUSIP No. 902951102                   SCHEDULE 13D               (Page 20 of 20)




                                    Exhibit B

                           WARRANT PURCHASE AGREEMENT

--------------------------------------------------------------------------------






                           WARRANT PURCHASE AGREEMENT

                                     between

                           U.S. ENERGY SYSTEMS, INC.,

                               SPCP GROUP, L.L.C.

                                       and

                               SPCP GROUP III LLC

               --------------------------------------------------
                           Dated as of August 7, 2006
               --------------------------------------------------





--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE 1 DEFINITIONS...........................................................
         1.1      Definitions..................................................1
         1.2      Rules of Construction........................................5

ARTICLE 2 PURCHASE AND SALE OF WARRANTS........................................5
         2.1      Purchase and Sale of Warrants................................5
         2.2      Closing; Conditions to Purchase of Warrants..................6
         2.3      Issuance of Additional Warrants..............................6
         2.4      Allocated Purchase Price.....................................6

ARTICLE 3 REPRESENTATIONS AND WARRANTIES.......................................6
         3.1      Representations and Warranties of the Company................6

ARTICLE 4 REGISTRATION RIGHTS..................................................9
         4.1      Demand Registration Rights...................................9
         4.2      Piggyback Registrations.....................................11
         4.3      Registration Procedures.....................................12
         4.4      Registration Expenses.......................................17
         4.5      Indemnification.............................................18
         4.6      Participation in Underwritten Registrations.................19
         4.7      Listing.....................................................20
         4.8      Rule 144....................................................20
         4.9      Shareholder Approval........................................20

ARTICLE 5 MISCELLANEOUS.......................................................20
         5.1      Survival of Representations and Warranties..................20
         5.2      Real Property Holding Company...............................20
         5.3      Notices.....................................................21
         5.4      Successors and Assigns......................................22
         5.5      Amendment and Waiver........................................22
         5.6      Counterparts................................................22
         5.7      Headings; Table of Contents.................................22
         5.8      Governing Law...............................................22
         5.9      Waiver of Jury Trial........................................23
         5.10     Severability................................................23
         5.11     Entire Agreement............................................23


EXHIBITS

A        Form of Series G Warrant
B        Instrument of Accession

                           WARRANT PURCHASE AGREEMENT

         WARRANT PURCHASE AGREEMENT, dated as of August 7, 2006 (this "Agreement"), between U.S. ENERGY SYSTEMS, INC., a Delaware corporation (the "Company"), SPCP GROUP, L.L.C., a Delaware limited liability corporation ("SPCP Group"), and SPCP GROUP III LLC, a Delaware limited liability corporation ("SPCP Group III", collectively with SPCP Group, "Silver Point"). All capitalized terms used herein which are not otherwise defined shall have the meaning assigned thereto in the Credit Agreement (as defined below).

         WHEREAS, in connection with the execution and delivery of the Credit Agreement (as defined below), the Company will issue to SPCP Group and SPCP Group III warrants to purchase an aggregate of 4,488,780 shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") at a purchase price of $0.01 per share, pursuant to the terms and subject to the conditions of this Agreement.

         WHEREAS, the Company shall issue to Purchaser additional Warrant(s) pursuant to this Agreement only upon the occurrence of an Event of Default, as defined the Credit Agreement, under Section 8.1(l) of the Credit Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

         1.1 Definitions. As used in this Agreement the following terms have the meanings indicated:

         "Affiliate" of, or a Person "Affiliated" with, a specified Person means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 5% or more of the securities having ordinary voting power for the election of directors of such Person, or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

         "Agreement" shall have the meaning assigned to such term in the preamble.

         "Business Day" means any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York.

         "Closing" shall have the meaning assigned to such term in Section 2.2.

         "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

         "Company" means U.S. Energy Systems, Inc., a Delaware corporation, and any successor corporation.

         "Common Stock" means the common stock, par value $0.01 per share, of the Company as constituted on the Original Issue Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include
(i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of any Common Stock upon any reclassification thereof which is also not preferred as to dividends or liquidation over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.6 of the Warrant.

         "Contracts" means all agreements, contracts, leases and subleases, purchase orders, arrangements, commitments, non-governmental licenses, notes, bonds, mortgages, indentures or other obligations or other understandings (whether written or oral) (including amendments and supplements, modifications and side letters or agreements).

         "Credit Agreement" means that certain Credit and Guaranty Agreement, dated as of the date hereof, as amended, modified, supplemented or restated from time to time, by and among the Company, Overseas, the Lenders from time to time party thereto, and Silver Point Finance LLC.

         "Demanding Holder" shall have the meaning assigned to such term in
Section 4.1(b).

         "Demand Registration" shall have the meaning assigned to such term in
Section 4.1(b).

         "Dollar", "Dollars" and the symbol "$" shall mean lawful money of the United States of America.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Expiration Date" shall have the meaning ascribed to such term by the Warrants.

         "Governmental Entity" means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

         "Holder" means with respect to any Warrant or share of Warrant Stock, as the case may be, the Person in whose name the Warrant or Warrant Stock is registered on the books of the Company maintained for such purpose.

         "Lien" means (i) any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing, and (ii) in the case of Warrants and Warrant Stock, any purchase option, call or similar right of a third party with respect to such Warrants and Warrant Stock.

         "Majority Holder" means the Holder then holding a Warrant or Warrants to acquire a majority of the Warrant Stock, and, if at the applicable time, there is no such Holder, then the Holder holding a Warrant or Warrants to acquire a plurality of the Warrant Stock, all as reflected in the Company's records.

         "Material Adverse Effect" means any material adverse effect on (i) the Warrants and Warrant Stock, (ii) the ability of the Company or Silver Point to perform their respective obligations under any Transaction Agreement, or (iii) the business operations, properties, assets, condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole.

         "Maximum Number of Shares" shall have the meaning assigned to such term in Section 4.1(e).

         "Original Issue Date" means August 7, 2006, the date on which the Original Warrants were issued by the Company pursuant to the Purchase Agreement.

         "Original Warrants" means the Series G Warrants originally issued by the Company pursuant to this Agreement.

         "Overseas" means US Energy Overseas Investments LLC.

         "Overseas Class B Units" shall have the meaning ascribed to such term by Section 3.1(c).

         "Overseas Operating Agreement" means the amended and restated operating agreement of Overseas, as amended from time to time.

         "Person" means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Entities.

         "Piggyback Registration" shall have the meaning assigned to such term in Section 4.2(a).

         "Prospectus" means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

         "Registrable Securities" means the Common Stock of the Company owned by the Holders, whether owned on the date hereof or acquired hereafter pursuant to the exercise of the Warrants; provided, however, Registrable Securities shall not include any securities sold by a Person to the public either pursuant to an effective Registration Statement or Rule 144.

         "Registration Expenses" shall have the meaning assigned to such term in
Section 4.4(a).

         "Registration Statement" means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

         "Requesting Holders" shall have the meaning assigned to such term in
Section 4.1(a).

         "Rights" means any restricted stock, restricted stock unit, option, warrant, convertible security, a type of award contemplated by the 2000 Plan or any other right to acquire Common Stock.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

         "Shareholder Approval" means the approval by the shareholders of the Company of the issuance of the Warrant Stock.

         "Shelf Registration Statement" shall have the meaning assigned to such term in Section 4.1(a).

         "Suspension Notice" shall have the meaning assigned to such term in
Section 4.3(f).

         "Transaction Agreements" means collectively, this Agreement and the Warrants.

         "underwritten registration" or "underwritten offering" means a registration in which securities of the Company are sold to underwriters for reoffering to the public.

         "Updates" shall have the meaning ascribed to such term by Section 2.3.

         "USRPHC" shall have the meaning ascribed to such term by Section 5.2.

         "Warrants" means the Original Warrants and all Warrants issued upon transfer, division or combination of, or in substitution for, the Original Warrants, or any other Warrant subsequently issued to the Holder pursuant to the Transaction Agreements..

         "Warrant Stock" means the shares of Common Stock issued, issuable or both (as the context may require) upon the exercise of Warrants.

         1.2 Rules of Construction.

                  (a) Unless otherwise specified, references in this Agreement (or any of its Exhibits, Annexes, Appendices or Schedules) to a Section, subsection or clause refer to such Section, subsection or clause as contained in this Agreement. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole, including all Exhibits, Annexes, Appendices and Schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in this Agreement or any such Exhibit, Annex, Appendix or Schedule. Unless set forth specifically otherwise, all amounts referenced in the Transaction Agreements are in Dollars.

                  (b) Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; the word "or" is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Transaction Agreements) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations.

                                    ARTICLE 2

                          PURCHASE AND SALE OF WARRANTS

         2.1 Purchase and Sale of Warrants. Subject to the terms and conditions herein set forth, the Company agrees that it will issue to Silver Point, and Silver Point agrees that it will accept from the Company, on the Closing Date (as defined in the Credit Agreement), in consideration of the foregoing and the mutual agreements contained herein and in the Credit Agreement, the Warrants to purchase shares of the Common Stock, with the Warrants being substantially in the form attached hereto as Exhibit A, appropriately completed in conformity herewith. SPCP Group will be issued a Warrant to purchase 3,366,585 shares of Common

Stock (subject to adjustment) and SPCP Group III will be issued a Warrant to purchase 1,122,195 shares of Common Stock (subject to adjustment).

         2.2 Closing; Conditions to Purchase of Warrants. The closing (the "Closing") of this Agreement shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Time Square, New York, New York, 10036 on the Closing Date. The Closing shall occur in accordance with the provisions of the Credit Agreement.

         2.3 Issuance of Additional Warrants. The Company shall execute, deliver and issue to SPCP Group an additional Warrant to purchase 2,991,000 shares of Common Stock (subject to adjustment) and to SPCP Group III an additional Warrant to purchase 997,000 shares of Common Stock (subject to adjustment); in each case within 3 Business Days of the occurrence of an Event of Default under Section 8.1(l) of the Credit Agreement without any requirement of notice or demand by or on behalf of Silver Point. The representations and warranties contained in
Section 3.1 herein, including, but not limited to, those related to the capitalization of the Company, shall be updated as necessary upon the date of issuance of any additional Warrants with such updates (the "Updates") evidenced by a certificate of the Secretary of the Company dated on the date of issuance of any additional Warrant. Notwithstanding anything contained herein to the contrary, for the purposes of Sections 4 and 10 of the Warrant, any additional Warrants shall be deemed to have been issued as of the Original Issue Date and all adjustments and payments that would have been required to have been made or paid under the additional Warrants shall be so made or paid upon issuance thereof.

         2.4 Allocated Purchase Price. The Company and the Purchaser hereby acknowledge that for the purposes of Section 1273(c)(2) of the Code, the Warrants are a part of an investment unit with the loans to be made pursuant to the Credit Agreement and that the allocated purchase price of the Warrants for such purposes is $9,018,769.19. The Company and Silver Point agree to use the foregoing allocated purchase price as the purchase price of the Warrants for all income tax purposes.

                                    ARTICLE 3

                               REPRESENTATIONS AND
                                   WARRANTIES

         3.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Silver Point on the date hereof and, as updated by the Update, on the date of issuance of any additional Warrants, as follows:

                  (a) The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation or organization and has the requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted.

                  (b) The Company has the requisite corporate power and authority and has taken the requisite corporate action, necessary in order to execute, deliver and perform its obligations under the Transaction Agreements. Each of the Transaction Agreements has been duly executed and delivered by the Company and each of the Transaction Agreements (assuming due and valid authorization, execution and delivery hereof and thereof by the counterparties hereto and thereto) constitutes the valid and binding obligation of the Company and is enforceable against the Company, in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  (c) The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 1,138,888 shares have been designated Series A Convertible Preferred Stock (the "Series A Preferred Stock"), 875 shares have been designated Series B Preferred Stock (the "Series B Preferred Stock"), 100,000 shares have been designated Series C Preferred Stock (the "Series C Preferred Stock") and 1,138,888 shares have been designated Series D Preferred Stock (the "Series D Preferred Stock"). There are no shares of any other class or series of stock authorized by the Company's Certificate of Incorporation, as amended. Upon issuance pursuant to the Overseas Operating Agreement, there will be 100 Class B Membership Units of Overseas (the "Overseas Class B Units") issued and outstanding, which will be convertible into up to 1,900,000 shares of Common Stock, and there will be warrants issued and outstanding to acquire 500,000 shares of Common Stock. As of the date hereof, there are 17,340,365 shares of Common Stock issued and outstanding and 445,930 shares of Common Stock held as treasury stock. As of the date hereof and after giving effect to the issuance of the Warrants and the consummation of all the financing transactions contemplated by the Credit Agreement, there are no shares of Series A Preferred Stock outstanding, 365.907 shares of Series B Preferred Stock outstanding, 38,809 shares of Series C Preferred Stock, and no shares of Series D Preferred Stock outstanding. As of the date hereof, the outstanding Series B Preferred Stock is convertible into 100,940 shares of Common Stock, the outstanding shares of Series C Preferred Stock are convertible into or exchangeable for up to 310,472 shares of Common Stock, without giving effect to the anti-dilution adjustments applicable to the Series C Preferred Stock. Excluding the Rights set forth above and excluding the Warrants, any other warrants being issued in connection with the transactions contemplated by the Credit Agreement (including warrants issuable to Kenmont Special Opportunities Master Fund, L.P., Credit Suisse Securities (USA) LLC and VTEX Energy, Inc.), and the consummation of all the financing transactions contemplated by the Credit Agreement, the Company has outstanding Rights to acquire approximately 8,703,273 shares of Common Stock and such Rights are held in the amounts as set forth on Schedule 3.1(c), which also indicates the type or description of each such Rights held. The authorization, execution and delivery of the Transaction Agreements, and the performance by the Company of its obligations under each Transaction Agreement, including the issuance of the Warrants in accordance with this Agreement or the issuance of Common Stock upon exercise of the Warrants in accordance with the terms thereof, and the consummation of the other transactions contemplated by the Credit Agreement, including the issuance of any warrants under any agreement entered into in connection therewith, will not result in or trigger any adjustment or modification of the rights of any holder of outstanding Rights (other than the holders of Series C Preferred Stock), including without limitation any anti-dilution provisions relating to such securities. All of the outstanding shares of Common Stock and Preferred Stock are duly authorized, validly issued, fully paid and non-assessable. All Warrant Stock, when issued in accordance with the terms of the Warrants and for the consideration contemplated thereby, which is not less per share than the par value thereof, will be duly authorized, validly issued fully paid and non-assessable. Except as set forth in this Section or in Schedule 3.1(c), there are no existing (i) Rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell any shares of capital stock or other equity interest in, the Company or securities convertible into or exchangeable for such shares or equity interests; (ii) contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock of the Company (except for any cashless exercise provisions that are substantially similar to those set forth in the Warrant); or (iii) stockholder agreements, registration rights agreements, stock transfer restriction agreements (other than restrictions arising in connection with the Securities Act), voting trusts or similar agreements to which the Company or, to the knowledge of the Company, any other person is a party with respect to Common Stock.

                  (d) Except as set forth in Schedule 3.1(d), neither the execution, delivery or performance of any Transaction Agreement by the Company, nor the consummation by it of the obligations and transactions contemplated hereby or thereby (including, without limitation, the issuance, the reservation for issuance and the delivery of the Warrant Stock) requires any consent of, authorization by, exemption from, filing with or notice to any governmental authority or any other Person, excluding the Company, any Holder or Silver Point, but including, without limitation, any stock exchange or quotation system on which the Common Stock is listed or traded.

                  (e) Except to the extent that the Company is required to issue shares of Common Stock for less than the par value thereof, the execution, delivery and performance of each Transaction Agreement and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance and reservation for issuance, as applicable, of the Warrant Stock) will not (i) result in a violation of the certificate of incorporation or bylaws of the Company, in each case as amended, (ii) conflict with or result in the breach of the terms, conditions or provisions of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, acceleration or cancellation under, any material Contract to which the Company or any Subsidiary is a party, (iii) assuming the accuracy of the representations and warranties set forth in Section
3.1 of the Warrant , result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, U.S. federal and state securities laws and regulations) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iv) result in the creation of any material Lien upon any of their assets.

                  (f) Based solely upon the representations made by the Holders of the Warrants, the offer and sale of the Warrants hereunder is exempt from the registration and prospectus delivery requirements of the Securities Act, and the rules and regulations thereunder.



                                    ARTICLE 4

                               REGISTRATION RIGHTS


         4.1 Demand Registration Rights.

                  (a) Shelf Registration. At any time and from time to time before the Expiration Date, one or more Holders (the "Requesting Holders"), which, together with their respective Affiliates, in the aggregate, owns or has the right to acquire at least 100,000 shares of Registrable Securities, may make a written request that the Company file a shelf registration statement (a "Shelf Registration Statement") pursuant to Rule 415 promulgated under the Securities Act providing for the sale by the Requesting Holders of all or part of the Registrable Securities owned or to be acquired by the Requesting Holders. Requesting Holders may request more than one Shelf Registration Statement be filed pursuant hereto, but in each case prior to the Expiration Date. A majority-in-interest of the Requesting Holders may, at their option, request that the Company file a Shelf Registration Statement using Form S-3, if such form is available for use by the Company. The Company shall use commercially reasonable efforts to file such Shelf Registration Statement at the earliest practicable date, and use commercially reasonable efforts to have such Shelf Registration Statement thereafter declared effective by the SEC at the earliest practicable date. The Company agrees to use commercially reasonable efforts to keep a Shelf Registration Statement continuously effective for the period beginning on the date on which a Shelf Registration Statement is declared effective until the earlier to occur of (i) three years after the date such Shelf Registration Statement initially is declared effective by the SEC, (ii) the day after the date on which all of the Registrable Securities covered by a Shelf Registration Statement have been sold pursuant to a Shelf Registration Statement, (iii) the first date on which there shall cease to be any Registrable Securities covered by such Shelf Registration Statement and (iv) two years after the Expiration Date. The Company further agrees, if necessary, to use commercially reasonable efforts to supplement or amend a Shelf Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or by any other rules and regulations thereunder for shelf registration, and the Company agrees to furnish to the Requesting Holders whose Common Stock is included in such Shelf Registration Statement copies of any such supplement or amendment promptly after its being issued or filed with the SEC.

                  (b) Non-Shelf Registration. At any time and from time to time before the Expiration Date, a Holder, which together with its Affiliates, in the aggregate, owns or has the right to acquire at least 100,000 shares of Registrable Securities, may make a written demand for registration under the Securities Act of all or part of their Registrable Securities (a "Demand Registration"). Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company shall give prompt written notice to all holders of Registrable Securities of the demand, and each holder of Registrable Securities who wishes to include all or a portion of such holder's Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a "Demanding Holder") shall so notify the Company within fifteen (15) days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration. The Company shall not be obligated to effect more than an aggregate of three (3) Demand Registrations under this section in respect of Registrable Securities.

                  (c) Effective Registration. A registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied in all material respects with all of its material obligations under this Agreement with respect thereto, including, but not limited to, the registration procedures outlined in Sections 4.3 and 4.4; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of any Governmental Entity, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (a) such stop order or injunction is removed, rescinded or otherwise terminated, and (b) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

                  (d) Underwritten Offering. If the majority-in-interest of the Demanding Holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. If any Demand Registration is an underwritten offering, the Demanding Holders shall have the right to select the managing underwriter or underwriters to administer any such offering.

                  (e) Priority of Offering. If the managing underwriter or underwriters for a Demand Registration that is to be an underwritten offering advises the Company and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities that the Demanding Holders desire to sell, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock, if any, as to which registration has been requested pursuant to written contractual piggyback registration rights held by other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the "Maximum Number of Shares"), then the Company shall include in such registration: (a) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares of Registrable Securities which such Demanding Holder has requested be included in such registration, regardless of the number of shares of Registrable Securities held by each Demanding Holder) that can be sold without exceeding the Maximum Number of Shares, (b) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause
(a), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares, and (c) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (a) and (b), any other shares of Common Stock.

                  (f) Withdrawal. If the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities requested to be included in any offering, any Demanding Holder may elect to withdraw from such offering by giving written notice to the Company and the underwriter or underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration because the Demanding Holders disapprove of the terms of any underwriting (but are otherwise entitled to include all of the Registrable Securities requested to be included therein), then such registration shall not count as a Demand Registration if the Demanding Holders pay to the Company the reasonable fees and expenses incurred by the Company in connection therewith. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration because the Demanding Holders were not entitled to include all of the Registrable Securities requested to be included in the offering, then such registration shall not count as a Demand Registration

         4.2 Piggyback Registrations.

                  (a) Right to Piggyback. Whenever the Company proposes at any time before the second anniversary of the Expiration Date, to register any of its common equity securities under the Securities Act (other than a registration statement on Form S-8 or on Form S-4 or any similar successor forms thereto), whether for its own account or for the account of one or more security holders of the Company, and the registration form to be used may be used for any registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice (in any event within 10 days after its receipt of notice of any exercise of other demand registration rights) to all Holders of its intention to effect such a registration and, subject to Sections 4.2(b) and 4.2(c), shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion. The Company shall not grant Piggyback Registration rights with equal or higher priority than the rights granted in this Section 4.2.

                  (b) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering and/or that the number of securities proposed to be included in any such registration would adversely affect the price per share of the Company's equity securities to be sold in such offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, other securities, including Registrable Securities, requested to be included in such registration pro rata among (A) the holders of such securities who have been granted registration rights pursuant to (i) that certain Registration Rights Agreement dated as of May 22, 2006, as amended to date, between the Company and VTEX Energy, Inc., (ii) that certain Registration Rights Agreement dated as of March 20, 1998, between the Company and Energy Systems Investors, LLC, (iii) that certain Warrant Purchase Agreement dated the date hereof between the Company and Credit Suisse Securities (USA) LLC, and (iv) that certain Warrant Purchase Agreement dated the date hereof between the Company and Kenmont Special Opportunities Master Fund, L.P., and (B) the Holders, collectively, on the basis of the number of securities requested to be registered by such holders, including the Holders, or as such holders, including the Holders, may otherwise agree, and (iii) third, other securities requested to be included in such registration.

                  (c) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of a holder of the Company's securities other than Registrable Securities pursuant to demand registration rights, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering and/or that the number of shares of Registrable Securities proposed to be included in any such registration would adversely affect the price per share of the Company's equity securities to be sold in such offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, pro rata among the holders of such securities on the basis of the number of securities requested to be registered by such holders, and (ii) second, other securities, including Registrable Securities, requested to be included in such registration pro rata among (A) the holders of such securities who have been granted registration rights pursuant to
(i) that certain Registration Rights Agreement dated as of May 22, 2006, as amended to date, between the Company and VTEX Energy, Inc., (ii) that certain Registration Rights Agreement dated as of March 20, 1998, between the Company and Energy Systems Investors, LLC, (iii) that certain Warrant Purchase Agreement dated the date hereof between the Company and Credit Suisse Securities (USA) LLC, and (iv) that certain Warrant Purchase Agreement dated the date hereof between the Company and Kenmont Special Opportunities Master Fund, L.P., and (B) the Holders collectively, on the basis of the number of securities requested to be registered by such holders, including the Holders, or as such holders, including the Holders, may otherwise agree and (iii) third, other securities requested to be included in such registration.

                  (d) Selection of Underwriters. If any Piggyback Registration is an underwritten primary offering, the Company shall have the right to select the managing underwriter or underwriters to administer any such offering.

         4.3 Registration Procedures.

                  (a) Whenever the Holders request that any Registrable Securities be registered pursuant to this Agreement, the Company shall use commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

                           (i) prepare and file with the SEC a Registration
Statement with respect to such Registrable Securities (but in any event not later than 90 days after a request is received from the Requesting Holders or the Demanding Holders) and use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter; and before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Holders of Registrable Securities covered by such Registration Statement and the underwriter or underwriters, if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by such Holders, the exhibits incorporated by reference, and such Holders shall have the opportunity to object to any information pertaining to such Holders that is contained therein and the Company will make the corrections reasonably and promptly requested by such Holders with respect to such information prior to filing any Registration Statement or amendment thereto or any Prospectus or any supplement thereto; provided that if the Board of Directors, in its good faith judgment, determines that any registration of Registrable Securities should not be made because of a potential corporate event involving a merger, acquisition, disposition, joint venture or strategic allowance would be materially interfered with contrary the best interests of the Company and would not otherwise be required to be disclosed by law, the Company may postpone filing a registration statement until such time as the material interference no longer exists, but in no event for more than 60 days in the aggregate in any twelve-month period; and the Company shall give written notice of its determination to postpone a registration statement and when the reason for such postponement no longer exists, in each case, promptly after the occurrence thereof;

                           (ii) prepare and file with the SEC such amendments
and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective, except as otherwise provided in Section 4.1(a), or as contemplated by
Section 4.2(a), for not more than six months after the effective date thereof and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

                           (iii) furnish to each seller of Registrable
Securities such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

                           (iv) use commercially reasonable efforts to register
or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (iv), (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction);

                           (v) notify each seller of such Registrable
Securities, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                           (vi) in the case of an underwritten offering, enter
into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Holders of a majority of number of shares of the Registrable Securities being sold or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making members of senior management of the Company available to participate in, and cause them to cooperate with the underwriters in connection with, "road-show" and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Securities)) and cause to be delivered to the underwriters and the sellers, if any, opinions of counsel to the Company in customary form, covering such matters as are customarily covered by opinions for an underwritten public offering as the underwriters may request and addressed to the underwriters and the sellers;

                           (vii) make available, for inspection by any seller of
Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement;

                           (viii) use commercially reasonable efforts to cause
all such Registrable Securities to be listed on each securities exchange on which securities of the same class issued by the Company are then listed or, if no such similar securities are then listed, on The Nasdaq Stock Market or a national securities exchange selected by the Company;

                           (ix) provide a transfer agent and registrar for all
such Registrable Securities not later than the effective date of such Registration Statement;

                           (x) if requested, cause to be delivered, immediately
prior to the effectiveness of the Registration Statement (and, in the case of an underwritten offering, at the time of delivery of any Registrable Securities sold pursuant thereto), letters from the Company's independent certified public accountants addressed to each selling Holder (unless such selling Holder does not provide to such accountants the appropriate representation letter required by rules governing the accounting profession) and each underwriter, if any such letter is provided to any party in connection with the offering, stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with primary or secondary underwritten public offerings, as the case may be;

                           (xi) make generally available to its stockholders a
consolidated earnings statement (which need not be audited) for the 12 months beginning after the effective date of a Registration Statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earning statement under Section 11(a) of the Securities Act; and

                           (xii) promptly notify each seller of Registrable
Securities and the underwriter or underwriters, if any:

                  (1) when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

                  (2) of any written request by the SEC for amendments or supplements to the Registration Statement or Prospectus;

                  (3) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement; and

                  (4) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction.

                  (b) No Registration Statement (including any amendments or supplements thereto and Prospectuses contained therein) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading (except, with respect to any Holder, for an untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to the Company by or on behalf of such Holder specifically for use therein).

                  (c) The Company shall make available to each Holder whose Registrable Securities are included in a Registration Statement (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary Prospectus, and all amendments and supplements thereto and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder. The Company will promptly notify each Holder by facsimile of the effectiveness of each Registration Statement or any post-effective amendment. The Company will promptly respond to any and all comments received from the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request as soon as practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review.

                  (d) At all times after the Company has filed a registration statement with the SEC pursuant to the requirements of either the Securities Act or the Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and take such further action as any Holders may reasonably request, all to the extent required to enable such Holders to be eligible to sell Registrable Securities pursuant to Rule 144 (or any similar rule then in effect).

                  (e) The Company may require each Holder, and each Holder hereby agrees, to furnish to the Company such information regarding the Holder as the Company may from time to time reasonably request in writing in connection with the performance of the Company's duties hereunder. The provision of such information shall be a condition precedent to the inclusion of such Holder's Registrable Securities in the applicable Registration Statement.

                  (f) Each seller of Registrable Securities agrees by having its stock treated as Registrable Securities hereunder that, upon notice of the happening of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading (a "Suspension Notice"), such seller will forthwith discontinue disposition of Registrable Securities for a reasonable length of time not to exceed 60 days until such seller is advised in writing by the Company that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 4.3(e) hereof, and, if so directed by the Company, such seller will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such seller's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; provided, however, that such postponement of sales of Registrable Securities by the Holders, together with postponements of the filing of any registration statement, shall not exceed ninety (90) days in the aggregate in any one year. If the Company shall give any notice to suspend the disposition of Registrable Securities pursuant to a Prospectus, the Company shall extend the period of time during which the Company is required to maintain the Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date such seller either is advised by the Company that the use of the Prospectus may be resumed or receives the copies of the supplemented or amended Prospectus contemplated by Section 4.3(a)(v). In any event, the Company shall not be entitled to deliver more than two (2) Suspension Notices in any one year.

         4.4 Registration Expenses.

                  (a) All expenses incident to the Company's performance of or compliance with this Article 4, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, listing application fees, printing expenses, transfer agent's and registrar's fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all independent certified public accountants and other Persons retained by the Company (all such expenses being herein called "Registration Expenses") (but not including any underwriting discounts or commissions attributable to the sale of Registrable Securities or fees and expenses of more than one counsel representing the Holders of Registrable Securities), shall be borne by the Company. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed.

                  (b) In connection with each registration initiated hereunder, the Company shall reimburse the Holders covered by such registration or sale for the reasonable fees and disbursements of one law firm chosen by the Holders of a majority of the number of shares of Registrable Securities included in such registration or sale.

                  (c) The obligation of the Company to bear the expenses described in Section 4.4(a) and to reimburse the Holders for the expenses described in Section 4.4(b) shall apply irrespective of whether a registration, once properly demanded, if applicable, becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur; provided, however, that Registration

Expenses for any Registration Statement withdrawn solely at the request of a Holder of Registrable Securities or any supplements or amendments to a Registration Statement or Prospectus resulting from a misstatement furnished to the Company by a Holder shall be borne by such Holder.

         4.5 Indemnification.

                  (a) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company shall indemnify each Holder, its officers, directors and Affiliates and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable "blue sky" laws, except insofar as the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder's failure to deliver to such Holder's immediate purchaser a copy of the Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

                  (b) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, each such Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, shall indemnify, to the fullest extent permitted by law, the Company, its officers, directors, Affiliates, and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders and the liability of each such Holder shall be in proportion to and limited to the net amount received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

                  (c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party which are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

                  (d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities.

                  (e) If the indemnification provided for in or pursuant to this
Section 4.5 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 4.5(a) or 4.5(b) hereof had been available under the circumstances.

         4.6 Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

         4.7 Listing. Subject to receipt of the Shareholder Approval, from and after the Closing Date, the Company covenants that it will use commercially reasonable efforts to effect and maintain the quotation of all the Warrant Stock on The Nasdaq Stock Market, or the primary stock exchange or quotation service upon which the Common Stock is then traded, subject to official notice of issuance.

         4.8 Rule 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and it will take such further action as any Holder may reasonably request to make available adequate current public information with respect to the Company meeting the current public information requirements of Rule 144(c) under the Securities Act, to the extent required to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such information and requirements.

         4.9 Shareholder Approval. Unless the Company delivers to the Majority Holder a determination letter from The Nasdaq Stock Market that the Company has been relieved of the Shareholder Approval requirement, the Company covenants that it will use its best efforts, including the solicitation of written consents in lieu of a meeting or the calling of a meeting of shareholders and distribution of a proxy or information statement and solicitation or proxies, as applicable, to obtain Shareholder Approval either by action taken without a meeting by written consent of stockholders or at a meeting of stockholders, in either case on or before 90 days following the Original Issue Date; provided that the Company will have up to an additional 60 days to obtain the Shareholder Approval to the extent such additional days are necessary to resolve any issues arising during the SEC's review of the Company's shareholder solicitation materials, should such a review be conducted by the SEC. Subject to compliance with applicable law, the Company may seek the Shareholder Approval, together with the approval of the issuance of additional shares of Common Stock, as one bundled proposal or in separate proposals, submitted to the stockholders of the Company.

                                    ARTICLE 5

                                  MISCELLANEOUS

         5.1 Survival of Representations and Warranties. All of the representations and warranties made herein shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Holder, acceptance of the Warrants and payment therefor, exercise of the Warrants or termination of this Agreement.

         5.2 Real Property Holding Company. The Company reasonably believes it is not a United States real property holding corporation (a "USRPHC") within the meaning of Section 897(c)(2) of the Internal Revenue Code. So long as any Holder that is a nonresident alien individual or foreign corporation (for federal income tax purposes) holds Warrants or

Warrant Stock (which Warrants or Warrant Stock would not qualify for the exception for regularly traded stock and other interests in Section 897(c)(3) and the regulations thereunder), the Company will use its reasonable best efforts to avoid becoming a USRPHC. Unless the Company believes in good faith that it may not validly do so, upon the request of such a Holder, the Company shall within 10 Business Days of such request, issue to such holder a statement as described in Treasury Regulations Section 1.897-2(h)(1).

         5.3 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or by a national courier service, or if sent by facsimile; provided that the facsimile is promptly confirmed by written confirmation by a national courier service thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

         If to the Holders or Silver Point, to:

                  Silver Point Capital
                  Two Greenwich Plaza
                  Greenwich, CT  06830
                  Attn.:  Jennifer Poccia
                  Voice:  (203) 542-4438
                  Email:  jpoccia@silverpointcapital.com
                  Fax:    (203) 542-4538


         with a copy (which shall not constitute notice to the Holders), to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  333 West Wacker Drive
                  Suite 2100
                  Chicago, IL  60606
                  Attn.:  Sarah M. Ward
                          L. Byron Vance III
                  Voice: (312) 407-0700
                  Fax:   (312) 407-0411

         If to the Company, to:

                  U.S. Energy Systems, Inc. 545 Madison Ave., 6th Floor
                  New York, NY 10022
                  Attn.:  Asher E. Fogel
                          Chief Executive Officer
                  Voice:  (212) 588-8901
                  Fax:    (212) 588-1635
         with a copy (which shall not constitute notice to the Company), to:

                  Robinson Brog Leinwand Greene Genovese & Gluck P.C. 1345 Avenue of the Americas
                  New York, NY  10105
                  Attention:   S. Asher Gaffney
                  Voice:  (212) 603-6326
                  Fax:    (212) 956-2164

         Any notice given by overnight courier is effective upon receipt against the Person who receives it.

         5.4 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns, including any permitted transferee of all or any portion of the Warrants or the Warrant Stock. No transfer of any rights under this Agreement shall be permitted unless such transfer is in connection with the transfer of a Warrant representing the right to acquire Warrant Stock attributable to at least 2.5% of the Warrant Stock subject to the Original Warrants and the transferee executes and delivers an Instrument of Accession in the form attached hereto as Exhibit B.

         5.5 Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company a majority-in-interest of the Holders, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

         5.6 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, each of which shall be deemed to be an original by the parties executing such counterpart, but all of which shall be considered one and the same instrument.

         5.7 Headings; Table of Contents. The section and paragraph headings and table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         5.8 Governing Law. IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

         5.9 Waiver of Jury Trial. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, BETWEEN THE COMPANY AND SILVER POINT ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS RELATED THERETO.

         5.10 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         5.11 Entire Agreement. The Transaction Agreements constitute the complete agreement between the parties with respect to the subject matter thereof.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized as of the date first above written.


                                            U.S. ENERGY SYSTEMS, INC.


                                            By__________________________________
                                              Name:
                                              Title:




                                            SPCP GROUP, L.L.C.


                                            By__________________________________
                                              Name:
                                              Title:




                                            SPCP GROUP III LLC


                                            By__________________________________
                                              Name:
                                              Title:

                                                                       Exhibit A
                                                        Form of Series G Warrant



                                SERIES G WARRANT

                           to Purchase Common Stock of

                            U.S. Energy Systems, Inc.








                                            Series G Warrant No. 1
                                            Original Issue Date:  August 7, 2006

WG - [   ]                                                      Number of Shares
                                                                  *          *


         THE SECURITIES REPRESENTED BY THIS CERTIFICATE (INCLUDING ANY SECURITIES ISSUABLE UPON EXERCISE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.





                                Series G Warrant

      to Purchase [    ] Shares (Subject to Adjustment) of Common Stock of

                            U.S. Energy Systems, Inc.


         THIS IS TO CERTIFY THAT Silver Point Capital Partners Group, LLC, a Delaware limited liability corporation ("Silver Point"), or its registered assigns, is entitled (subject to Section 11), at any time prior to the Expiration Date, to purchase from U.S. Energy Systems, Inc., a Delaware corporation (the "Company"), [ ] shares (subject to adjustment as provided herein) of the common stock, par value $0.01 per share, of the Company at a purchase price of $0.01 per share (the initial "Exercise Price", subject to adjustment as provided herein).

         This Warrant was issued in connection with that certain Credit Agreement, dated as of the date hereof, by and among the Company, the subsidiaries of the Company party thereto, the Lenders from time to time party thereto, and the Administrative Agent for the Lenders (as amended, modified, supplemented or restated from time to time, the "Credit Agreement"), and is subject to the terms thereof.

         If, on the third anniversary of the Original Issue Date, the Fair Market Value of the Common Stock is equal or greater than $8.00 per share, then the number of shares issuable upon exercise of all Warrants shall be decreased as follows:

                  Fair Market Value                  Decrease in Shares
                  $8.00 to $11.99                    100,000
                  $12.00 to $16.24                   125,000
                  $16.25 to $21.24                   150,000
                  $21.25 and above                   175,000

The Holder shall, until the third anniversary of the Original Issue Date, reserve the exercise of its applicable pro rata portion (determined with respect to the total of the Original Warrants represented by this Warrant) of 175,000 shares of Warrant Stock to ensure that the number of shares issuable upon exercise of this Warrant may be decreased as set forth herein. The restrictions and adjustments described in this paragraph shall be applied on a pro rata basis to all outstanding Warrants. The number of shares and Fair Market Value referred to in table above are subject to adjustment for the matters contemplated by Sections 4.4, 4.5 and 4.6 herein. Following receipt of Shareholder Approval, upon the occurrence of any Liquidity Event prior to the third anniversary of the Original Issue Date, the full amount of this Warrant shall be fully exercisable and no shares shall be subject to cancellation.


1.       DEFINITIONS

         As used in this Warrant, the following terms have the respective meanings set forth below:

         "Affiliate" of, or a Person "Affiliated" with, a specified Person means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 5% or more of the securities having ordinary voting power for the election of directors of such Person, or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

         "Affiliate Transaction" shall have the meaning assigned to it in
Section 5.4 hereof.

         "Agreed Rate" means the rate of interest announced publicly by Citibank, N.A. in New York, New York, from time to time, as Citibank, N.A.'s base rate.

         "Appraisal Procedure" means the following procedure to determine the fair market value as to any security or any other property (in either case, the "Valuation Amount") for purposes of the definition of Fair Market Value. The Valuation Amount shall be determined in good faith jointly by the Company and the Holder; provided, however, that if such parties are not able to agree on the Valuation Amount within a reasonable period of time (not to exceed twenty (20) Business Days), the Valuation Amount shall be determined by an investment banking firm of national reputation, which firm shall be reasonably acceptable to the Company and the Holder. If the Company and the Holder are unable to agree upon an acceptable investment banking firm within ten (10) days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in New York City, New York, selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction). The arbitrator shall select the investment banking firm (within ten (10) days of his appointment) from a list, jointly prepared by the Company and the Holder, of not more than six investment banking firms of national reputation in the United States, of which no more than three may be named by the Company and no more than three may be named by the Holder. The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of six. The Company and the Holder shall submit their respective valuations and other relevant data to the investment banking firm, and the investment banking firm shall, within thirty days of its appointment, make its own determination of the Valuation Amount. The determination of the final Valuation Amount by such investment banking firm shall be final and binding upon the parties. The Company shall pay all of the fees and expenses of the investment banking firm and arbitrator (if any) used to determine the Valuation Amount. If required by any such investment banking firm or arbitrator, the Company shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Company in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and Affiliates.

         "Board Observer" shall have the meaning assigned to it in Section 9.3 hereof.

         "Business Day" means any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York.

         "Commission" means the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

         "Common Stock" means the common stock, par value $0.01 per share, of the Company as constituted on the Original Issue Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include
(i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of any Common Stock upon any reclassification thereof which is also not preferred as to dividends or liquidation over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.6 hereof.

         "Company" means U.S. Energy Systems, Inc., a Delaware corporation, and any successor corporation.

         "Designated Office" shall have the meaning assigned to it in Section 8 hereof.

         "Dilution Price" shall mean, with respect to each share of Common Stock, $3.00, subject to appropriate adjustment for events described in Sections 4.4, 4.5 and 4.6.

         "Exchange Act" means the Securities and Exchange Act of 1934, as amended.

         "Exercise Date" shall have the meaning assigned to it in Section 2.1(a) hereof.

         "Exercise Notice" shall have the meaning assigned to it in Section 2.1(a) hereof.

         "Exercise Price" means, in respect of a share of Warrant Stock at any date herein specified, the initial Exercise Price set forth in the preamble of this Warrant, as adjusted from time to time pursuant to Section 4 hereof.

         "Expiration Date" means 5:30 P.M., New York City time, on the date 7 years and 6 months after the Original Issue Date.

         "Fair Market Value" means, as to any security, the Twenty Day Average of the average closing prices of such security's sales on all domestic securities exchanges on which such security may at the time be listed (other than The Nasdaq Stock Market), or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted on The Nasdaq Capital Market as of 4:00 P.M., New York City time, on such day, or, if on any day such security is not quoted on The Nasdaq Stock Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported on the OTC Bulletin Board, and if not available, the National Quotation Bureau, Incorporated, or any similar or successor organization (and in each such case excluding any trades that are not bona fide, arm's length transactions). If at any time such security is not listed on any domestic securities exchange or quoted on The Nasdaq Capital Market or the domestic over-the-counter market, the "Fair Market Value" of such security shall be the fair market value thereof as determined in accordance with the Appraisal Procedure, using any appropriate valuation method, assuming an arms-length sale to an independent party. "Fair Market Value" means, with respect to property other than securities, the "fair market value" determined in accordance with the Appraisal Procedure. No amount shall be ascribed to "Fair Market Value" with respect to any non-cash consideration other than a security or other property, as contemplated above.

         "Financial Officer Certification" means, with respect to the financial statements for which such certification is required, the certification of the chief financial officer of Company that such financial statements fairly present, in all material respects, the financial condition of Company and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, in each case in conformity with GAAP applied on a consistent basis, subject, in the case of interim financial statements, to changes resulting from normal audit and year end adjustments.

         "Fiscal Quarter" means a fiscal quarter of any Fiscal Year.

         "Fiscal Year" means the fiscal year of Company and its Subsidiaries ending on December 31 of each calendar year.

         "GAAP" means United States generally accepted accounting principles consistently applied.

         "Governmental Entity" means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

         "Holder" means with respect to any Warrant or share of Warrant Stock, the Person in whose name the Warrant or Warrant Stock is registered on the books of the Company maintained for such purpose.

         "Holders Designee" shall have the meaning ascribed to such term by
Section 9.3(b).

         "Lien" means (i) any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing, and (ii) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

         "Liquidity Event" means (i) the sale, lease, exchange, transfer, conveyance or other disposition (including, without limitation, by merger, consolidation or otherwise), in one or a series of related transactions, of assets constituting all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, (ii) any merger, consolidation, tender offer or other business combination or refinancing or recapitalization that results in the holders of the issued and outstanding voting securities of the Company immediately prior to such transaction beneficially owning or controlling less than a majority of outstanding voting securities of the continuing or surviving entity immediately following such transaction, (iii) any Person or Persons (excluding the Holder and its Affiliates) acting together or which would constitute a "group" for the purposes of Section 13(d) of the Exchange Act, together with any Affiliates thereof, "beneficially owning" (as defined in Rule 13d-3 of the Exchange Act) or controlling, directly or indirectly, at least 50% of the total voting power of all classes of capital stock entitled to vote generally in the election of members of the Board of Directors of the Company, or (iv) the adoption of a plan relating to the liquidation or dissolution of the Company.

         "Majority Holder" means the Holder then holding a Warrant or Warrants to acquire a majority of the Warrant Stock, and, if at the applicable time, there is no such Holder, then the Holder holding a Warrant or Warrants to acquire a plurality of the Warrant Stock, all as reflected in the Company's records.

          "Narrative Report" means, with respect to the financial statements for which such narrative report is required, a narrative report describing the operations of Company and its Subsidiaries in the form prepared for presentation to senior management thereof for the applicable month, Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate with comparison to and variances from the immediately preceding period and budget.

         "Original Issue Date" means August 7, 2006, the date on which the Original Warrants were issued by the Company pursuant to the Purchase Agreement.

         "Original Warrants" means the Series G Warrants originally issued by the Company pursuant to the Purchase Agreement.

         "Outstanding" means, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, all issued shares of Common Stock, except shares then owned or held by or for the account of the Company or any Subsidiary, and shall include all shares issuable in respect of outstanding scrip or any certificates representing fractional interests in shares of Common Stock.

         "Overseas" means US Energy Overseas Investments, LLC and any successor thereto.

         "Overseas Operating Agreement" means Overseas' Amended and Restated Limited Liability Company Agreement, as amended from time to time.

         "Overseas' Warrants" means the warrants to acquire Common Stock issued or issuable pursuant to the Overseas Operating Agreement.

         "Person" means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Entity.

         "Privilege Waiver" shall mean, as reasonably determined by Company counsel and communicated by such counsel to the relevant Holders or Board Observers, as applicable, the waiver of any attorney-client privilege (or similar doctrine, including work product doctrine), the waiver of which the Board of Directors determines in good faith is not in the Company's interest.

         "Purchase Agreement" means the Warrant Purchase Agreement by and between the Company, SPCG and SPCG III, dated as of August 7, 2006.

         "Rights" means any restricted stock, restricted stock unit, option, warrant, convertible security, any type of award contemplated by the 2000 Plan or any other right to acquire Common Stock.

         "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

         "Shareholder Approval" means the approval of the shareholders of the Company of the issuance of the Warrant Stock.

         "Subsidiary" means any corporation, association, trust, limited liability company, partnership, joint venture or other business association or entity (i) at least 50% of the Outstanding voting securities of which are at the time owned or controlled, directly or indirectly, by the Company; or (ii) with respect to which the Company possesses, directly or indirectly, the power to direct or cause the direction of the affairs or management of such Person.

         "Twenty Day Average" means, with respect to any prices and in connection with the calculation of Fair Market Value, the average of such prices over the twenty Business Days ending on the Business Day immediately prior to the day as of which "Fair Market Value" is being determined.

         "2000 Plan" means the Company's 2000 Executive Incentive Compensation Plan, as amended from time to time.

         "Warrant Price" means an amount equal to (i) the number of shares of Warrant Stock being purchased upon exercise of this Warrant pursuant to Section
2.1 hereof, multiplied by (ii) the Exercise Price.

         "Warrants" means the Original Warrants and all Warrants issued upon transfer, division or combination of, or in substitution for, the Original Warrants, or any other Warrant subsequently issued to the Holder pursuant to the Purchase Agreement.

         "Warrant Stock" means the shares of Common Stock issued, issuable or both (as the context may require) upon the exercise of Warrants.

2.       EXERCISE OF WARRANT

         2.1 Manner of Exercise.

         (a) From and after the Original Issue Date and at any time before 5:00 P.M., New York time, on the Expiration Date, the Holder of this Warrant may from time to time exercise this Warrant, on any Business Day, for all or any part of the number of shares of Warrant Stock (subject to adjustment as provided herein) purchasable hereunder. In order to exercise this Warrant, in whole or in part, the Holder shall (i) deliver to the Company at its Designated Office a written notice of the Holder's election to exercise this Warrant (an "Exercise Notice") substantially in the form attached to this Warrant as Annex A, which Exercise Notice shall be irrevocable and specify the number of shares of Warrant Stock to be purchased, together with this Warrant and (ii) pay to the Company the Warrant Price. The date on which such delivery and payment shall have taken place being hereinafter sometimes referred to as the "Exercise Date".

         (b) Upon receipt by the Company of such Exercise Notice, surrender of this Warrant and payment of the Warrant Price (in accordance with Section 2.1(c) hereof), the Company shall, as promptly as practicable, and in any event within five (5) Business Days thereafter, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the shares of Warrant Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Exercise Notice and shall be registered in the name of the Holder or, subject to compliance with Section 3.3 below, such other name as shall be designated in the Exercise Notice. This Warrant shall be deemed to have been exercised and such certificate or certificates of Warrant Stock shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares of Warrant Stock for all purposes, as of the Exercise Date.

         (c) Payment of the Warrant Price shall be made at the option of the Holder by one or more of the following methods: (i) by delivery of a certified or official bank check or by wire transfer of immediately available funds in the amount of such Warrant Price payable to the order of the Company, (ii) if the Fair Market Value is greater than the Exercise Price, by instructing the Company to withhold a number of shares of Warrant Stock then issuable upon exercise of this Warrant with an aggregate Fair Market Value equal to such Warrant Price,
(iii) by surrendering to the Company shares of Common Stock previously acquired by the Holder with an aggregate Fair Market Value equal to such Warrant Price, or (iv) any combination of the foregoing. In the event of any withholding of Warrant Stock or surrender of Common Stock pursuant to clause (ii), (iii) or
(iv) above where the number of shares whose Fair Market Value is equal to the Warrant Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share and the Company shall make a cash payment to the Holder based on the incremental fraction of a share being so withheld by or surrendered to the Company in an amount determined in accordance with Section 2.3 hereof. The Holder may, at its sole election, pay an amount per Warrant Share equal to the par value, or such other amount as is necessary to have fully paid and nonassessable shares of the Company, provided that any such election by a Holder shall not relieve the Company of any liability or obligation it may have under this Warrant.

         (d) If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing the shares of Warrant Stock being issued, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased shares of Warrant Stock called for by this Warrant. Such new Warrant shall in all other respects be identical to this Warrant.

         (e) All Warrants delivered for exercise shall be canceled by the Company.

         2.2 Payment of Taxes. All shares of Warrant Stock issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all Liens. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issue or delivery thereof unless such tax or charge is imposed by law upon the Holder. The Company shall not be required to pay any tax or governmental charge which may be issuable upon exercise of this Warrant payable in respect of any transfer involved in the issue and delivery of shares of Warrant Stock in a name other than that of the holder of the Warrants to be exercised, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid..

         2.3 Fractional Shares. The Company shall not be required to issue a fractional share of Warrant Stock upon exercise of any Warrant. As to any fraction of a share that the Holder of one or more Warrants, the rights under which are exercised in the same transaction, would otherwise be entitled to purchase upon such exercise, the Company shall pay to such

Holder an amount in cash equal to such fraction multiplied by the Fair Market Value of one share of Common Stock on the Exercise Date.

3.       TRANSFER, DIVISION AND COMBINATION

         3.1 Compliance with Securities Act. The Holder, by acceptance hereof, agrees and, represents that it will comply in all respects with the provisions of this Section 3.1 and further agrees and represents that this Warrant and the Warrant Stock to be issued upon exercise hereof are being acquired for investment for its own account and that such Holder will not offer, sell or otherwise dispose of this Warrant or any Warrant Stock to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act nor applicable state securities laws. This Warrant and all shares of Warrant Stock issued upon exercise of this Warrant (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE (INCLUDING ANY SECURITIES ISSUABLE UPON EXERCISE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

In addition, in connection with the issuance of this Warrant, the Holder specifically represents to the Company by acceptance of this Warrant as follows:

         (a) The Holder represents that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Warrant and the Warrant Stock to be issued upon exercise hereof. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the Warrant Stock and the business, properties, prospects and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in this Warrant or the right of the Holder to rely thereon.

         (b) The Holder understands that the securities it is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. In addition, the Holder represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

         (c) The Holder is an investor that can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Stock. The Holder also represents it has not been organized solely for the purpose of acquiring the Warrant and the Warrant Stock.

         3.2 Transfer. No transfer of any Warrant shall be permitted unless such transfer is of a Warrant representing the right to acquire Warrant Stock attributable to at least 2.5% of the Warrant Stock subject to the Original Warrants. Each new certificate evidencing the Warrant and/or Warrant Stock so transferred shall bear the appropriate restrictive legend set forth in Section
3.1 hereof, except that such certificate shall not bear such restrictive legend, if, in the opinion of counsel for the Company, such legend is not required in order to establish or assist in compliance with any provisions of the Securities Act or any applicable state securities laws. Upon compliance with the provisions of this Section 3.2, each transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the Designated Office and compliance with the terms hereof, together with a written assignment of this Warrant in the form of Annex B hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes described in
Section 2.2 in connection with the making of such transfer. Upon such compliance, surrender and delivery and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned and this Warrant shall promptly be cancelled.

         3.3 Mutilation or Loss. Upon receipt by the Company from any Holder of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and an indemnity reasonably satisfactory to the Company (it being understood that the written indemnification agreement and an affidavit of loss of the Holder reasonably acceptable to the Company shall be a sufficient indemnity and no posting of a surety bond will be required) and, in case of mutilation, upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to such Holder; provided, however, that, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

         3.4 Division and Combination. Subject to compliance with the applicable provisions of this Warrant, this Warrant may be divided or combined with other like Warrants upon presentation hereof at the Designated Office, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with the applicable provisions of this Warrant as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

         3.5 Expenses. The Company shall prepare, issue and deliver at its own expense any new Warrant or Warrants required to be issued hereunder.

         3.6 Maintenance of Books. The Company agrees to maintain, at the Designated Office, books for the registration and transfer of the Warrants.

4.       ANTIDILUTION PROVISIONS

         The number of shares of Warrant Stock for which this Warrant is exercisable and the Exercise Price shall be subject to adjustment from time to time as set forth in this Section 4. 4.1 Upon Issuance of Common Stock. If the Company shall, at any time or from time to time after the Original Issue Date, issue any shares of Common Stock, options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities without consideration or for consideration per share less than either (x) the Dilution Price in effect immediately prior to the issuance of such Common Stock or securities or (y) the Fair Market Value per share of the Common Stock immediately prior to such issuance, if such Fair Market Value is greater than the Dilution Price, then such Exercise Price shall forthwith be lowered to a price equal to the price obtained by multiplying:

                  (i) the Exercise Price in effect immediately prior to the issuance of such Common Stock, options, rights or securities by

                  (ii) a fraction of which (x) the numerator shall be the sum of
         (i) the number of shares of Common Stock Outstanding on a fully-diluted basis immediately prior to such issuance and (ii) the number of additional shares of Common Stock which the aggregate consideration for the number of shares of Common Stock so offered would purchase at the greater of the Dilution Price in effect immediately prior to such issuance or the Fair Market Value per share of Common Stock and (y) the denominator shall be the number of shares of Common Stock Outstanding on a fully-diluted basis immediately after such issuance.

         4.2 Upon Acquisition of Common Stock. If the Company or any Subsidiary shall, at any time or from time to time after the Original Issue Date, directly or indirectly, redeem, purchase or otherwise acquire any shares of Common Stock, options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities, for a consideration per share (plus, in the case of such options, rights, or securities, the additional consideration required to be paid to the Company upon exercise, conversion or exchange) greater than the Fair Market Value per share of Common Stock immediately prior to such event, then the Exercise Price shall forthwith be lowered to a price equal to the price obtained by multiplying:

                  (i) the Exercise Price in effect immediately prior to such event by

                  (ii) a fraction of which (x) the denominator shall be the Fair Market Value per share of Common Stock immediately prior to such event and (y) the numerator shall be the result of dividing:

                           (A) (1) the product of (a) the number of shares of Common Stock Outstanding on a fully-diluted basis and (b) the Fair Market Value per share of Common Stock, in each case immediately prior to such event, minus
                                    (2) the aggregate consideration paid by the Company in such event (plus, in the case of such options, rights, or convertible or exchangeable securities, the aggregate additional consideration required to be paid to the Company upon exercise, conversion or exchange), by

                           (B) the number of shares of Common Stock Outstanding on a fully-diluted basis immediately after such event.

         4.3 Provisions Applicable to Adjustments. For the purposes of any adjustment of the Exercise Price pursuant to Section 4.1 or 4.2, the following provisions shall be applicable:

                  (i) In the case of the issuance of Common Stock, options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the Fair Market Value of the non-cash consideration.

                  (ii) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities:

                           (A) the aggregate maximum number of shares of Common Stock that potentially may be deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock at any time during the term thereof shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subparagraph (i) above), if any, received by the Company upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby;

                           (B) the aggregate maximum number of shares of Common Stock that potentially may be deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof at any time during the term thereof shall be deemed to have been issued at the time such securities, options, or rights were issued and for a consideration equal to the consideration received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in paragraph (i) above);

                           (C) on any increase in the number of shares or decrease in the effective exercise or conversion price of Common Stock deliverable upon exercise of any such options, rights or securities or conversions of or exchanges of such securities, including any change resulting from the anti-dilution provisions thereof, the Exercise Price shall forthwith be readjusted to such Exercise Price as would have been obtained had the adjustment made upon the issuance of such options, rights or securities not converted prior to such change or options or rights related to such securities not converted prior to such change been made upon the basis of such change;

                           (D) upon the expiration of any options to purchase or rights to subscribe for Common Stock that shall not have been exercised because such options or rights never fully vested or became fully exercisable, the Exercise Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if the only additional shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such options to purchase or rights to subscribe for Common Stock, and the consideration received therefor was the consideration actually received by the Company for the issue of the options to purchase or rights to subscribe for Common Stock that were exercised, plus the consideration actually received by the Company upon such exercise; and

                           (E) no further adjustment of the Exercise Price adjusted upon the issuance of any such options, rights, convertible securities or exchangeable securities shall be made as a result of the actual issuance of Common Stock on the exercise of any such rights or options or any conversion or exchange of any such securities.

         4.4 Upon Stock Dividends, Subdivisions or Splits. If, at any time after the Original Issue Date, the number of shares of Common Stock Outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date for the determination of holders of Common Stock entitled to receive such stock dividend, or to be affected by such subdivision or split-up, the Exercise Price shall be appropriately decreased by multiplying the Exercise Price by a fraction, the numerator of which is the number of shares of Common Stock Outstanding immediately prior to such increase and the denominator of which is the number of shares of Common Stock Outstanding immediately after such increase in Outstanding shares.

         4.5 Upon Combinations or Reverse Stock Splits. If, at any time after the Original Issue Date, the number of shares of Common Stock Outstanding is decreased by a combination or reverse stock split of the Outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, following the record date to determine shares affected by such combination or reverse stock split, the Exercise Price shall be appropriately increased by multiplying the Exercise Price by a fraction, the numerator of which is the number of shares of Common Stock Outstanding immediately prior to such decrease and the denominator of which is the number of shares of Common Stock Outstanding immediately after such decrease in Outstanding shares.

         4.6 Upon Reclassifications, Reorganizations, Consolidations, Mergers or Dispositions of Assets. In the event of any capital reorganization of the Company, any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), any consolidation or merger of the Company with or into another Person (where the Company is not the surviving Person or where there is a change in or distribution with respect to the Common Stock) or sale, transfer or other disposition of all or substantially all of the Company's property, assets or business to another corporation, each Warrant shall after such reorganization, reclassification, consolidation, merger or disposition of assets be exercisable for the kind and number of shares of stock or other securities or property of the Company or of the successor Person resulting from such consolidation or surviving such merger, if any, to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation or merger) upon exercise of such Warrant would have been entitled upon such reorganization, reclassification, consolidation, merger or disposition of assets. The provisions of this clause shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers or dispositions of assets. The Company shall not effect any such reorganization, reclassification, consolidation, merger or disposition of assets unless, prior to the consummation thereof, the successor Person (if other than the Company) resulting from such reorganization, reclassification, consolidation, merger or disposition of assets, shall assume, by written instrument, the obligation to deliver to the Holders of the Warrant such shares of stock, securities or assets, which, in accordance with the foregoing provisions, such Holders shall be entitled to receive upon such conversion. The foregoing provisions of this Section 4.6 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers or dispositions of assets.

         4.7 Deferral in Certain Circumstances. In any case in which the provisions of this Section 4 shall require that an adjustment shall become effective immediately after a record date of an event, the Company may defer until the occurrence of such event (a) issuing to the Holder of any Warrant exercised after such record date and before the occurrence of such event the shares of capital stock issuable upon such exercise by reason of the adjustment required by such event and issuing to such Holder only the shares of capital stock issuable upon such exercise before giving effect to such adjustments, and
(b) paying to such Holder any amount in cash in lieu of a fractional share of capital stock pursuant to Section 2.3 above; provided, however, that the Company shall deliver to such Holder an appropriate instrument or due bills evidencing such Holder's right to receive such additional shares or such cash.

         4.8 Reserved.

         4.9 Voluntary Reduction. The Company from time to time may reduce the Exercise Price by any amount for any period of time if the period is at least 20 days and if the reduction is irrevocable during the period; provided, however, that in no event may the Exercise Price be less than the par value of a share of Common Stock. Whenever the Exercise Price is reduced, the Company shall mail to all Holders a notice of the reduction. The Company shall mail the notice at least 15 days before the date the reduced Exercise Price takes effect. The notice shall state the reduced Exercise Price and the period it will be in effect.

         4.10 Appraisal Procedure. In any case in which the provisions of this
Section 4 shall necessitate that the Appraisal Procedure be utilized for purposes of determining an adjustment to the Exercise Price, the Company may defer until the completion of the Appraisal Procedure and the determination of the adjustment (1) issuing to the Holder of any Warrant exercised after the date of the event that requires the adjustment and before completion of the Appraisal Procedure and the determination of the adjustment, the shares of capital stock issuable upon such exercise by reason of the adjustment required by such event and issuing to such Holder only the shares of capital stock issuable upon such exercise before giving effect to such adjustment and (2) paying to such Holder any amount in cash in lieu of a fractional share of capital stock pursuant to
Section 2.3 above; provided, however, that the Company shall deliver to such Holder an appropriate instrument or due bills evidencing such Holder's right to receive such additional shares or such cash.

         4.11 Adjustment of Number of Shares Purchasable. Upon any adjustment of the Exercise Price as provided in Section 4.1, 4.2, 4.4, 4.5 and 4.6, the Holders of the Warrants shall thereafter be entitled to purchase upon the exercise thereof, at the Exercise Price resulting from such adjustment, the number of shares of Warrant Stock (calculated to the nearest 1/100th of a share) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares of Warrant Stock issuable on the exercise hereof immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

         4.12 Increase of Number of Shares Purchasable. After giving effect to all other provisions in this Article 4, the number of shares purchasable upon exercise of this Warrant shall be increased when the Exercise Price is adjusted to an amount below the then existing par value of the Warrant Shares, including successive adjustments to the Exercise Price to an amount further below the then existing par value. The number of additional shares purchasable upon exercise of this Warrant shall be equal to number obtained by dividing the result of subsection (i) by the result of subsection (ii):

                  (i) The number of shares purchasable upon exercise of the Warrants before application of this Section 4.12 times the difference between the then existing par value per Warrant Share minus the adjusted Exercise Price.

                  (ii) The difference between the Fair Market Value of the Company's Common Stock on the Exercise Date minus the then existing par value per Warrant Share.

         4.13 Form of Warrants. Irrespective of any adjustments of the number of shares purchasable or of the Exercise Price, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

         4.14 Changes in Securities. Notwithstanding any provision in this
Section 4 to the contrary and without limitation to any other provision contained in this Section 4, in the event any securities of the Company are amended, modified or otherwise altered by operation of its terms or otherwise in any manner whatsoever (including through the anti-dilution provisions thereof) that results in (i) the reduction of the effective exercise, conversion or exchange price of such securities payable upon the exercise for, or conversion or exchange into, Common Stock or other securities exercisable for, or convertible or exchangeable into, Common Stock and/or (ii) such securities becoming exercisable for, or convertible or exchange into (A) more shares or dollar amount of such securities which are, in turn exercisable for, or convertible or exchangeable into, Common Stock, or (B) more shares of Common Stock, then such amendment, modification or other alteration shall be treated for purposes of Section 4 as if the securities which have been amended, modified or altered had never been issued and new securities have been issued with the amended or modified terms. The Company shall make all necessary adjustments (including successive adjustments if required) to the Exercise Price in accordance with Section 4, but in no event shall the Exercise Price be greater than it was immediately prior to the application of this Section 4.14 to the amendment, modification or alteration in question.

         4.15 Maximum Exercise Price. Except as provided in Section 4.5 above, at no time shall the Exercise Price per share of Common Stock exceed the amount set forth in the first paragraph of the preamble of this Warrant.

         4.16 Exceptions. Notwithstanding anything to the contrary, Section 4 shall not apply to (i) the exercise of Rights to acquire up to 8,703,273 shares of Common Stock as disclosed on Schedule 3.1(c) to the Purchase Agreement, (ii) the issuance and exercise of Rights to acquire up to 2,431,484 shares of Common Stock to be granted pursuant to the 2000 Plan, (iii) issuance and exercise of Rights to acquire up to 500,000 shares of Common Stock that may be granted (in addition to those made pursuant to the 2000 Plan) pursuant to any employee benefit plan (as such term is defined in Rule 405 promulgated under the Act) that may be adopted after the Original Issue Date by the Board of Directors of the Company and approved by the stockholders of the Company, (iv) the issuance of up to 100,940 shares of Common Stock upon conversion of the Company's Class B Preferred Stock, up to 310,472 shares of Common Stock upon conversion or exchange of the Company's Class C Preferred Stock, including any additional shares of Common Stock thereunder to the anti-dilution adjustment provisions of the Series C Preferred Stock; (v) the issuance of up to 1,900,000 shares of Common Stock upon the conversion or exchange of the Class B Units issued or issuable pursuant to the Overseas Operating Agreement, (vi) the issuance and exercise of up to an aggregate of 500,000 shares of Common Stock issuable pursuant to the Overseas Warrants, (vii) the issuance and exercise of up to 1,000,000 shares of Common Stock pursuant to warrants issued in connection with the other financing transactions occurring within three days of the Original Issue Date pursuant to the economic terms of such warrants as they exist on such date, (viii) the issuance of equity securities to the seller or sellers in connection with an acquisition of a business or substantially all of the assets of a business so long as none of the sellers is, immediately prior to the consummation of such transaction, an Affiliate of the Company, (ix) securities issued in a public offering registered under the Securities Act so long as the issuance is for gross cash consideration that (a) exceeds the Dilution Price and (b) represents no greater than a 5% discount to the Fair Market Value on the effective date of the registration statement with respect to such offering, (x) securities issued pursuant to a financing after the Original Issue Date in which Silver Point (or its Affiliates) provide more than 75% of the funding, and (xi) the issuance and exercise of Warrant Stock pursuant to the Warrants. The numbers of shares set forth in this Section 4.16 are subject to adjustment for the matters contemplated by Sections 4.4, 4.5 and 4.5 herein.

         4.17 Notice of Adjustment of Exercise Price. Whenever the number of shares of Common Stock for which this Warrant is exercisable or the Exercise Price is adjusted as herein provided:

                  (i) the Company shall compute the adjusted Exercise Price in accordance with this Section 4 and shall prepare a certificate signed by the treasurer or chief financial officer of the Company setting forth the adjusted Exercise Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed at the Designated Office; and

                  (ii) a notice stating that the Exercise Price has been adjusted and setting forth the adjusted Exercise Price shall forthwith be prepared by the Company, and as soon as practicable after it is prepared, such notice shall be mailed by the Company at its expense to all Holders at their last addresses as they shall appear in the warrant register.

         4.18 Independent Application. Except as otherwise provided herein, all subsections of this Section 4 are intended to operate independently of one another (but without duplication). If an event occurs that requires the application of more than one subsection, all applicable subsections shall be given independent effect without duplication.

5. NO IMPAIRMENT; REGULATORY COMPLIANCE AND COOPERATION; AFFILIATE TRANSACTIONS; NOTICE OF EXPIRATION

         5.1 No Impairment. The Company shall not by any action, including, without limitation, amending its charter documents or through any reorganization, reclassification, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other similar voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Warrant Stock upon the exercise of this Warrant, free and clear of all Liens, and shall use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. The Company shall not take any action, enter into any transaction or suffer to exist any event, action or state of facts that would cause the Exercise Price to be adjusted below the then existing par value of Common Stock (unless the Common Stock is changed to capital stock with no par value); provided, however, that nothing herein will prevent the operation of any other provision of this Warrant, including the anti-dilution provisions of Section 4.

         5.2 No Dilution. If any event shall occur as to which the provisions of
Section 4 are not strictly applicable but the failure to make any adjustment would adversely affect the purchase rights represented by the Warrant in accordance with the essential intent and principles of such Section (including, without limitation, the issuance of securities other than Common Stock which have the right to participate in distributions to the holders of Common Stock, the granting of "phantom stock" rights or "stock appreciation rights"), then, in each such case, the Company shall, upon the request of any Holder, appoint an investment banking firm of recognized national standing, or any other financial expert that does not (or whose directors, officers, employees, affiliates or stockholders do not) have a direct or material indirect financial interest in the Company or any of its Subsidiaries, who has not been, and, at the time it is called upon to give independent financial advice to the Company, is not (and none of its directors, officers, employees, affiliates or stockholders are) a promoter, director or officer of the Company or any of its Subsidiaries, which shall give their opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in Section 4, necessary to preserve, without dilution, the purchase rights, represented by this Warrant. Prior to such determination by such investment banking firm, the Company and the requesting Holder(s), respectively, shall specify the amount, if any, of the adjustment that such party has determined in good faith to be appropriate. The adjustment determined by the investment banking firm shall be within the range of the adjustments thus proposed by the parties, and the costs and fees of such investment banking firm shall be allocated proportionately between the Company, on one hand, and the Holder(s), on the other, based on the respective differences between the amount of the adjustment as determined by such investment banking firm and the amounts of such adjustment proposed by the Company and the Holder(s). Upon receipt of such opinion, the Company will promptly mail a copy thereof to the holders of the Warrants and shall make the adjustments described therein.

         5.3 Other Agreements. The Company is not a party to or bound in any manner under, and covenants that it will not enter into at any time after the date hereof, any agreement or contract (whether written or oral) with respect to any of its securities which prevents the Company from complying in any respect with the rights granted by the Company hereunder.

         5.4 Affiliate Transactions. So long as the Holder is entitled to purchase any shares of Common Stock, without the prior written consent or vote of the Majority Holder, the Company shall not, and shall not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its securities, properties or assets to, or purchase any securities, property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an "Affiliate Transaction"), unless: (i) the Affiliate Transaction is on terms that are no less favorable in the aggregate to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with a person that is not an Affiliate, and (ii) the Company delivers to the Holder, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $100,000, an officers' certificate certifying that such Affiliate Transaction complies with clause (i) above. Notwithstanding the foregoing, Section 5.4 should only apply to the extent that the Company does not have its Common Stock listed on The Nasdaq Stock Market or the New York Stock Exchange.

6.       RESERVATION AND AUTHORIZATION OF COMMON STOCK

         6.1 Reservation. The Company shall at all times reserve and keep available for issuance upon the exercise of the Warrants such number of its authorized but unissued shares of Common Stock as will be required for issuance of the Warrant Stock. All shares of Warrant Stock issuable pursuant to the terms hereof, when issued upon exercise of this Warrant with payment therefor in accordance with the terms hereof, shall be duly and validly issued and fully paid and nonassessable, not subject to preemptive rights and shall be free and clear of all Liens. Before taking any action that would result in an adjustment in the number of shares of Warrant Stock for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction over such action. If any shares of Warrant Stock required to be reserved for issuance upon exercise of Warrants require registration or qualification with any Governmental Entity under any federal or state law (other than under the Securities Act or any state securities law) before such shares may be so issued, the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

         6.2 Corporate Action. Before taking any action that would cause an adjustment reducing the Exercise Price below the then par value (if any) of the shares of Warrant Stock deliverable upon exercise of the Warrant or that would cause the number of shares of Warrant Stock issuable upon exercise of the Warrant to exceed (when taken together with all other Outstanding shares of Common Stock) the number of shares of Common Stock that the Company is authorized to issue, the Company will take any corporate action that, in the opinion of its counsel, is necessary in order that the Company may validly and legally issue the full number of fully paid and nonassessable shares of Warrant Stock issuable upon exercise of the Warrant at such adjusted exercise price.

7.       NOTICE OF CORPORATE ACTIONS; TAKING OF RECORD; TRANSFER BOOKS

         7.1 Notices of Corporate Actions.

                  In case:

         (a) the Company shall grant to the holders of its Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class; or

         (b) the Company shall declare to the holders of its Common Stock any dividend or distribution; or

         (c) of any reclassification of the Common Stock (other than a subdivision or combination of the Outstanding shares of Common Stock), or of any consolidation, merger or share exchange to which the Company is a party and for which approval of any stockholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or

         (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

         (e) the Company or any Subsidiary shall commence a tender offer for all or a portion of the Outstanding shares of Common Stock (or shall amend any such tender offer to change the maximum number of shares being sought or the amount or type of consideration being offered therefor);

then the Company shall cause to be filed at the Designated Office, and shall cause to be mailed to all Holders at their last addresses as they shall appear in the warrant register, at least 20 Business Days prior to the applicable record, effective or expiration date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or granting of rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record who will be entitled to such dividend, distribution, rights or warrants are to be determined, (y) the date on which such reclassification, consolidation, merger, share exchange, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, share exchange, sale, transfer, dissolution, liquidation or winding up, or (z) the date on which such tender offer commenced, the date on which such tender offer is scheduled to expire unless extended, the consideration offered and the other material terms thereof (or the material terms of the amendment thereto). Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action on the Exercise Price and the number and kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon exercise of the Warrants. Neither the failure to give any such notice nor any defect therein shall affect the legality or validity of any action described in clauses (a) through (e) of this Section 7.1 and nothing herein shall require any notice to the extent that it would result in the violation of applicable federal securities laws.

         7.2 Taking of Record. In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision hereof refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business Day.

         7.3 Closing of Transfer Books. The Company shall not at any time close its stock transfer books or warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

8.       OFFICE OF THE COMPANY

         As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency, which may be the principal executive offices of the Company (the "Designated Office"), where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant. Such Designated Office shall initially be the office of the Company at 545 Madison Ave., 6th Floor, New York, New York, 10022. The Company may from time to time change the Designated Office to another office of the Company or its agent within the United States by notice given to all registered Holders at least ten (10) Business Days prior to the effective date of such change.

9.       FINANCIAL AND BUSINESS INFORMATION

         9.1 Financial Statements. At the request of the Holder, at any time after the Credit Agreement has been terminated, Company shall deliver to the
Holder:

         (a) Monthly Reports. As soon as available, and in any event within 30 days after the end of each month (including months which began prior to the Original Issue Date, the balance sheets of the Company and its Subsidiaries as at the end of such month (on a consolidated and consolidating basis, when available) and the related statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such month and for the period from the beginning of the then current Fiscal Year to the end of such month (in consolidated and, with respect to statements of income, consolidating form when available), setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto and any other operating reports prepared by management for such period; provided, however that the Holder shall execute and deliver to the Company a confidentiality agreement that is reasonably acceptable to the Company; provided, further, that any agreement substantially on the same terms as the confidentiality agreement between the Company and Silver Point Finance, LLC, dated as of June 22, 2006 shall be deemed reasonably acceptable to the Company;

         (b) Quarterly Financial Statements. As soon as available, and in any event within 45 days after the end of each Fiscal Quarter of each Fiscal Year (other than the fourth fiscal quarter), the consolidated and consolidating balance sheets of the Company and its Subsidiaries as at the end of such Fiscal Quarter and the related consolidated (and with respect to statements of income, consolidating) statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year for the current Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto;

         (c) Annual Financial Statements. As soon as available, and in any event within 90 days after the end of each Fiscal Year, (i) the consolidated and consolidating balance sheets of the Company and its Subsidiaries as at the end of such Fiscal Year and the related consolidated (and with respect to statements of income, consolidating) statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year for the Fiscal Year covered by such financial statements, in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto;

         (d) Shareholder Documents. Simultaneously with any distribution of any document to the shareholders of the Company generally, any such document so distributed; and

         (e) Additional Filings. So long as the Company or its successor makes periodic filings with the SEC, copies of all reports, statements or other notices immediately upon making such filings.

         9.2 Access. Except to the extent it would constitute a Privilege Waiver, the Company shall permit Holders, who together with their Affiliates, own Warrants to acquire a number of shares of Warrant Stock constituting more than 2.5% of the then outstanding Common Stock, reasonable access, upon reasonable advance notice, to the Holder, the Affiliates of the Holder and each of their respective officers, employees, advisors, counsel and other authorized representatives, during normal business hours, to all of the books, records and properties of the Company and its Subsidiaries and all of the officers and employees of the Company and such Subsidiaries. It shall be a condition to the Company's obligations under this Section 9.2 that the Holder execute and deliver to the Company a confidentiality agreement that is reasonably acceptable to the Company; provided that any agreement substantially on the same terms as the confidentiality agreement between the Company and Silver Point Finance, LLC, dated as of June 22, 2006, shall be deemed reasonably acceptable to the Company for the purpose of the foregoing.

         9.3 Board Rights.

         (a) Board Observer. If requested by a majority-in-interest of the Holders at any time when the Holders so requesting, together with their Affiliates, in the aggregate, own Warrants to acquire more than 5% of the then outstanding Common Stock, the Company shall give such Holders all notices of (in the same manner as notice is given to directors), and permit one Person designated by a majority-in-interest of such Holders of all Warrants to attend as observer (the "Board Observer"), all meetings of the Company's Board of Directors and all executive and other committee meetings of the Board of Directors. If requested by such Holders, the Company shall provide to the Board Observer, the same information concerning the Company, and access thereto, provided to the members of the Company's Board of Directors and such committees; provided, that the Board Observer shall not be entitled to participate in a meeting or receive any information to the extent such meeting or information relates to the Company's arrangements with the Holders (or their Affiliates) or to the extent it would constitute a Privilege Waiver. The reasonable travel expenses incurred by the Board Observer in attending any board or committee meetings shall be reimbursed by the Company to the extent consistent with the Company's then existing policy of reimbursing directors generally for such expenses. With respect to any information to be received by the Holders or the Board Observer, the Holder responsible for designating the Board Observer (with respect to such Board Observer) and the Holders that receive information shall execute and deliver to the Company a confidentiality agreement that shall be substantially similar to the confidentiality agreement contemplated under
Section 9.2 herein. At any time the Holder's Designee is serving on the Board of the Company, the Holders shall not be entitled to designate a Board Observer. The Holders rights under this Section 9.3(a) shall terminate at any time when the Holders do not, together with their Affiliates, in the aggregate, own Warrants to acquire more than 5% of the then outstanding Common Stock.

         (b) Board Seat. If requested by a majority in-interest of the Holders at any time when the Holders so requesting, together with their Affiliates, in the aggregate, own Warrants to acquire more than 5% of the then outstanding Common Stock, the Company agrees to take all commercially reasonable actions necessary, from and after the date on which a request is received by such Holders, such that the Company's Board of Directors includes one director designated by such Holders (the "Holders' Designee") and thereafter to use commercially reasonable efforts to cause a nominee designated by the Holders to be included in each slate of proposed directors (or to the extent that the Company maintains a classified Board of Directors, the slate of proposed directors for the applicable class) put forth by the Company to its stockholders and recommended for election in any proxy solicitation materials disseminated by the Company. Upon the death, resignation or removal of the Holders' Designee, the Company will use commercially reasonable efforts to have the vacancy filled by a subsequent Holders' Designee. The Holders' Designee (i) shall be covered by any directors' and officers' liability insurance on the same terms as other directors, (ii) shall be entitled to the benefit of any indemnification arrangements applicable to the other directors, and (iii) shall have the right to receive all fees paid and options and other awards granted and expenses reimbursed to non-employee directors generally. The Holders rights under this
Section 9.3(b) shall terminate at any time when the Holders do not, together with their Affiliates, in the aggregate, own Warrants to acquire more than 5% of the then outstanding Common Stock.

         (c) The Holders of the Warrants issued pursuant to the Purchase Agreement shall not be entitled, in the aggregate, to designate more than one Board Observer or director.

10.      DILUTION FEE

         (a) In the event that any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock, the Holder of this Warrant as of the record date established by the Board of Directors for such dividend or distribution on the Common Stock shall be entitled to receive a fee (the "Dilution Fee") in an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such Holder would have received had the Warrant been exercised as of the date immediately prior to the record date for such dividend or distribution, such Dilution Fee to be payable on the same payment date established by the Board of Directors for the payment of such dividend or distribution; provided, however, that if the Company declares and pays a dividend or distribution on the Common Stock consisting in whole or in part of Common Stock, then no such Dilution Fee shall be payable in respect of the Warrant on account of the portion of such dividend or distribution on the Common Stock payable in Common Stock and in lieu thereof the adjustment in Section 4 hereof shall apply. The record date for any such Dilution Fee shall be the record date for the applicable dividend or distribution on the Common Stock, and any such Dilution Fee shall be payable to the Persons in whose name the Warrant is registered at the close of business on the applicable record date.

         (b) No dividend shall be paid or declared on any share of Common Stock (other than dividends payable in Common Stock for which an adjustment was made pursuant to Section 4 hereof), unless the Dilution Fee, payable in the same consideration and manner, is simultaneously paid or provided for, as the case may be, in respect of this Warrant in an amount determined as set forth above. For purposes hereof, the term "dividends" shall include any pro rata distribution by the Company, out of funds of the Company legally available therefor, of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings other than liquidation.

         (c) Prior to declaring any dividend or making any distribution on or with respect to shares of Common Stock, the Company shall take all prior corporate action necessary to authorize the issuance of any securities payable as the Dilution Fee in respect of the Warrant.

11.      SHAREHOLDER APPROVAL

         (a) Notwithstanding anything to the contrary contained herein, this Warrant shall not be exercisable unless Shareholder Approval is obtained; provided, however, that (i) if Shareholder Approval is not obtained within 90 days after the Original Issue Date; provided that the Company will have up to an additional 60 days to obtain the Shareholder Approval to the extent such additional days are necessary to resolve any issues arising during the Securities and Exchange Commission's review of the Company's shareholder solicitation materials, should such a review be conducted by the Securities and Exchange Commission, (ii) if the shareholders of the Company, at a duly convened meeting called for, among other things, such purpose, fail to approve the issuance of the Warrant Stock, or (iii) if, prior to Shareholder Approval, a Liquidity Event occurs, then this Warrant together with all other Warrants issuable pursuant to the Purchase Agreement, shall be exercisable solely for the maximum number of shares of Warrant Stock that may be issued without Shareholder Approval under any applicable Nasdaq rules and regulations, less the number of shares of Common Stock issuable upon exercise of warrants issued in connection with the transactions contemplated by the Credit Agreement, subject to the limitations contained in those warrants and any related arrangements, but in no event less than 2,076,712 shares of Warrant Stock, subject to adjustment for the matters contemplated by

Sections 4.4, 4.5 and 4.6 herein, and this Warrant shall terminate, without the payment of any penalty or premium under the terms of this Warrant or the Warrant Purchase Agreement (except to the extent the Company has not used its reasonable best efforts to obtain Shareholder Approval) as to that number of shares of Warrant Stock in excess thereof; provided, further, however, that this Warrant shall be fully exercisable and the foregoing limitations shall not apply if the Company delivers to the Holders a determination letter from The Nasdaq Stock Market that the Company has been relieved of all requirements for Shareholder Approval.

         (b) In the event that more than one Warrant is issued pursuant to the Purchase Agreement, then the provisions of this and such other Warrants issuable pursuant to such agreement shall be proportionately applied so as to give effect to this Section 11 with respect to all such Warrants.

12.      MISCELLANEOUS

         12.1 No Implied Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         12.2 Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or transmitted by facsimile transmission (with immediate telephonic confirmation thereafter),

                  (a) If to the Holder:

                           Silver Point Capital
                           Two Greenwich Plaza
                           Greenwich, CT  06830
                           Attn.:  Jennifer Poccia
                           Voice:  (203) 542-4438
                           Email:  jpoccia@silverpointcapital.com
                           Fax:  (203) 542-4538

                  with a copy to (which shall not constitute notice):

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           333 West Wacker Drive
                           Suite 2100
                           Chicago, IL  60606
                           Attn.:  Sarah M. Ward
                                   L. Byron Vance III Voice: (312)
                           407-0700 Fax: (312) 407-0411
                  or (b) If to the Company:

                           U.S. Energy Systems, Inc. 545 Madison Ave.,
                           6th Floor New York, NY 10022 Attn.: Asher E.
                           Fogel Chief Executive Officer Voice: (212)
                           588-8901 Fax: (212) 588-1635

                  with a copy to (which shall not constitute notice):

                           Robinson Brog Leinwand Greene Genovese & Gluck P.C. 1345 Avenue of the Americas
                           New York, NY  10105
                           Attention:   S. Asher Gaffney
                           Voice:  (212) 603-6326
                           Fax:    (212) 956-2164


or at such other address as the parties each may specify by written notice to the others, and each such notice, request, consent and other communication shall for all purposes of the Warrant be treated as being effective or having been given when delivered if delivered personally, upon receipt of facsimile confirmation if transmitted by facsimile, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and postage prepaid as aforesaid.

         12.3 Indemnification. If the Company fails to make, when due, any payments provided for in this Warrant, the Company shall pay to the Holder hereof (a) interest at the Agreed Rate on any amounts due and owing to such Holder and (b) such further amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees and expenses incurred by such Holder in collecting any amounts due hereunder. The Company shall indemnify, save and hold harmless the Holder hereof and the Holders of any Warrant Stock issued upon the exercise hereof from and against any and all liability, loss, cost, damage, reasonable attorneys' and accountants' fees and expenses, court costs and all other out-of-pocket expenses incurred in connection with or arising from any default hereunder by the Company or the enforcement of its rights hereunder as against the Company. This indemnification provision shall be in addition to the rights of such Holder or Holders to bring an action against the Company for breach of contract based on such default hereunder.

         12.4 Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase shares of Warrant Stock, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder to pay the Exercise Price for any Warrant Stock other than pursuant to an exercise of this Warrant or any liability as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder of the Company and nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company.

         12.5 Remedies. Each Holder of Warrants and/or Warrant Stock, in addition to being entitled to exercise its rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights provided under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees, in an action for specific performance, to waive the defense that a remedy at law would be adequate.

         12.6 Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the permitted successors and assigns of the Holder hereof. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and to the extent applicable, all Holders of shares of Warrant Stock issued upon the exercise hereof (including transferees), and shall be enforceable by any such Holder.

         12.7 Amendment. This Warrant and all other Warrants may be modified or amended or the provisions hereof waived only with the written consent of the Company and a majority-in-interest of the Holders. Notwithstanding the foregoing, without a Holder's written consent no such modification, amendment or waiver shall affect adversely such Holder's rights hereunder in a discriminatory manner inconsistent with its adverse effects on rights of other Holders hereunder (other than as reflected by the different number of shares of Warrant Stock held by such Holders). This Warrant cannot be changed, modified, discharged or terminated by oral agreement.

         12.8 Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

         12.9 Headings. The headings and other captions in this Warrant are for the convenience and reference only and shall not be used in interpreting, construing or enforcing any provision of this Warrant.

         12.10 Governing Law. IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

         12.11 Waiver of Jury Trial. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR

OTHERWISE, BETWEEN THE COMPANY AND SILVER POINT ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS RELATED THERETO.

         12.12 Aggregation of Stock. All Warrant Stock held by or acquired by Affiliated Persons will be aggregated together for the purpose of determining the availability of any rights under this Warrant.

         12.13 Entire Agreement. This Warrant contains the entire agreement with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, with respect to the subject matter hereof.


                            [Execution Page Follows]

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the Original Issue Date.

                                              U.S. ENERGY SYSTEMS, INC.


                                              By:_______________________________
                                                 Name:
                                                 Title:

                                     ANNEX A

                                SUBSCRIPTION FORM

                 [To be executed only upon exercise of Warrant]


                  The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of ______ shares of Common Stock of U.S. Energy Systems, Inc. and herewith makes payment therefor in __________, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to _________________ whose address is ____________________________________________________________________________and,
if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

                                               _______________________________
                                               (Name of Registered Owner)
                                               _______________________________
                                               (Signature of Registered Owner)
                                               _______________________________
                                               (Street Address)
                                               _______________________________
                                               (City)    (State)    (Zip Code)


NOTICE: The signature on this subscription must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                     ANNEX B

                                 ASSIGNMENT FORM


                  FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of Common Stock set forth below:


                                                        No. of Shares of
Name and Address of Assignee                            Common Stock
------------------------------------------------------  ------------------------










and does hereby irrevocably constitute and appoint ________ _____________ attorney-in-fact to register such transfer ontothe books of U.S. Energy Systems, Inc. maintained for the purpose, with full power of substitution in the premises.


Dated:                                      Print Name:

Signature:
                                            Witness:


NOTICE: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                                                       Exhibit B
                                                         Instrument of Accession


                             Instrument of Accession
                             -----------------------

         Reference is made to that certain Warrant Purchase Agreement, dated as of August 7, 2006, a copy of which is attached hereto (as amended and in effect from time to time, the "Purchase Agreement"), among U.S. ENERGY SYSTEMS, INC., a Delaware corporation (the "Company"), SPCP GROUP, L.L.C., a Delaware limited liability corporation, and SPCP GROUP III LLC, a Delaware limited liability corporation.

         The undersigned, _________________________, in order to become the owner or holder of _________ shares of _________________, $.01 par value per share, of the Company, hereby agrees that by the undersigned's execution hereof the undersigned is a party to the Purchase Agreement subject to all of the restrictions, conditions and obligations applicable to the Holders set forth in the Purchase Agreement and makes the representations in Section 3.1 of the Warrant. The undersigned also agrees to provide a Form W-9 or applicable Form W-8 (or any successor or similar form) as required by law. This Instrument of Accession shall take effect and shall become a part of said Purchase Agreement immediately upon execution.

         Executed as of the date set forth below under the laws of the State of Delaware.


                                      Signature:________________________________

                                      Address:  ________________________________

                                                ________________________________

                                      Date:     ________________________________


ACCEPTED:

U.S. ENERGY SYSTEMS, INC.


By: ____________________________________

Name:___________________________________

Title:__________________________________

Date:___________________________________